WESCO FINANCIAL CORPORATION

Annual Report 2006

Form 10-K Annual Report 2006



Office building owned by Wesco's property subsidiary, with Pasadena city hall in the background

WESCO FINANCIAL CORPORATION

Website: http://www.wescofinancial.com

BOARD OF DIRECTORS

Charles T. Munger
Chairman of the Board and President, Wesco Financial Corporation; Chairman of the Board, Blue Chip Stamps (trading stamps, parent of Wesco Financial Corporation); Vice Chairman of the Board, Berkshire Hathaway Inc. (property and casualty insurance and many other diverse businesses, parent of Blue Chip Stamps)

Carolyn H. Carlburg*
Chief Executive Officer, AIDS Research Alliance of America, Inc.

Robert E. Denham
Partner, Munger, Tolles & Olson LLP, attorneys at law

Robert T. Flaherty*
Personal investments

Peter D. Kaufman*
Chairman and Chief Executive Officer, Glenair, Inc.

Elizabeth Caspers Peters
Personal investments

*Audit Committee member

OFFICERS

Charles T. Munger
Chairman of the Board and President

Jeffrey L. Jacobson
Vice President and Chief Financial Officer

Robert E. Sahm
Vice President

Christopher M. Greco
Treasurer

Margery A. Patrick
Secretary

LISTED ON

American Stock Exchange

TRANSFER AGENT AND REGISTRAR

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017
Website: http://www.melloninvestor.com

WESCO FINANCIAL CORPORATION
LETTER TO SHAREHOLDERS

To Our Shareholders:

Consolidated net "operating" income (i.e., before realized investment gains shown in the table below) for the calendar year 2006 increased to $92,033,000 ($12.93 per share) from $77,973,000 ($10.95 per share) in the previous year.

Consolidated net income decreased, from $294,579,000 ($41.37 per share) in 2005, to $92,033,000 ($12.93 per share) in the current year.

Wesco has four major subsidiaries: (1) Wesco-Financial Insurance Company ("Wes-FIC"), headquartered in Omaha and engaged principally in the reinsurance business, (2) The Kansas Bankers Surety Company ("Kansas Bankers"), owned by Wes-FIC and specializing in insurance products tailored to midwestern banks, (3) CORT Business Services Corporation ("CORT"), headquartered in Fairfax, Virginia and engaged principally in the furniture rental business, and (4) Precision Steel Warehouse, Inc. ("Precision Steel"), headquartered in Chicago and engaged in the steel warehousing and specialty metal products businesses.

Consolidated net income for the two years just ended breaks down as follows (in thousands except for per-share amounts)[1]:

	Year Ended			
	December 31, 2006		December 31, 2005	
	Amount	Per Wesco Share[2]	Amount	Per Wesco Share[2]
Operating earnings:				
Wesco-Financial and Kansas Bankers insurance businesses —				
Underwriting	$ 5,164	$ .73	$ 11,798	$ 1.66
Investment income	58,528	8.22	39,068	5.49
CORT furniture rental business	26,884	3.78	20,676	2.90
Precision Steel businesses	1,211	.17	1,198	.17
All other "normal" net operating earnings[3]	246	.03	5,233	.73
	92,033	12.93	77,973	10.95
Realized investment gains[4]	—	—	216,606	30.42
Wesco consolidated net income	$92,033	$12.93	$294,579	$41.37

(1) All figures are net of income taxes.

(2) Per-share data are based on 7,119,807 shares outstanding. Wesco has no dilutive capital stock equivalents.

(3) Represents income from ownership of the Wesco headquarters office building, primarily leased to outside tenants, and interest and dividend income from cash equivalents and marketable securities owned outside the insurance subsidiaries, less interest and other corporate expenses.

(4) Includes $216,112,000 ($30.35 per share) from the tax-free exchange of Wesco's common shares in The Gillette Company for common shares in The Procter & Gamble Company in connection with the merger of Gillette with Procter & Gamble. Although no cash was received, generally accepted accounting principles required that the gain be recorded. Because Wesco's balance sheet reflects investments carried at market value, with unrealized gains, after applicable income tax effect, included in shareholders' equity, the transaction did not affect Wesco's shareholders' equity. It merely resulted in a reclassification from unrealized gains to retained earnings, another component of shareholders' equity.

This supplementary breakdown of earnings differs somewhat from that used in audited financial statements which follow standard accounting convention. The foregoing

supplementary breakdown is furnished because it is considered useful to shareholders. The total consolidated net income shown above is, of course, identical to the total in our audited financial statements.

Insurance Businesses

Consolidated operating earnings from insurance businesses represent the combination of the results of their insurance underwriting (premiums earned, less insurance losses, loss adjustment expenses and underwriting expenses) with their investment income. Following is a summary of these figures as they pertain to all insurance operations (in 000s).

	Year Ended December 31, 2006	2005
Premiums written	$55,510	$50,253
Premiums earned	$54,149	$49,482
Underwriting gain	$ 7,944	$14,566
Dividend and interest income	83,441	55,889
Income before income taxes	91,385	70,455
Income taxes	27,693	19,589
Total operating income — insurance businesses	$63,692	$50,866

Following is a breakdown of premiums written (in 000s):

	2006	2005
Wes-FIC —		
Aviation pools	$35,714	$29,118
Other	(4)	(64)
Kansas Bankers	19,800	21,199
Premiums written	$55,510	$50,253

Following is a breakdown of premiums earned (in 000s):

	2006	2005
Wes-FIC —		
Aviation pools	$33,326	$28,391
Other	(3)	(53)
Kansas Bankers	20,826	21,144
Premiums earned	$54,149	$49,482

Following is a breakdown of after-tax results (in 000s):

	2006	2005
Underwriting gain —		
Wes-FIC	$ 1,650	$ 6,787
Kansas Bankers	3,514	5,011
	5,164	11,798
Net investment income —		
Wes-FIC	53,732	36,032
Kansas Bankers	4,796	3,036
	58,528	39,068
Total operating income — insurance businesses	$63,692	$50,866

As shown above, operating income includes significant net investment income, representing dividends and interest earned from marketable securities. However,

operating income excludes investment gains of $216.6 million, net of income taxes, realized in 2005. No investment gains or losses were realized in 2006. The discussion below will concentrate on insurance underwriting, not on the results from investments.

Wes-FIC engages in the reinsurance business. For the past several years, its reinsurance activity has consisted of the participation in several risk pools managed by an insurance subsidiary of Berkshire Hathaway, our 80%-owning parent. The arrangement became effective in 2001 and most recently covered hull, liability and workers' compensation exposures relating to the aviation industry, as follows: for 2005, to the extent of 10% in the hull and liability pools and 5% of a workers' compensation pool; for 2006, 12½% of the hull and liability pools and 5% of the workers' compensation pool. For 2007, participation in the hull and liability pools has increased to 16.67%. The Berkshire subsidiary provides a portion of the upper-level reinsurance protection to these aviation risk pools on terms that could result in the Berkshire subsidiary having a different interest from that of Wes-FIC under certain conditions, e.g., in settling a large loss.

Wes-FIC's underwriting results have fluctuated from year to year, but have been satisfactory. When stated as a percentage, the sum of insurance losses, loss adjustment expenses and underwriting expenses, divided by premiums, gives the combined ratio. The combined ratios of Wes-FIC have been much better than average for insurers. Wes-FIC's combined ratios were 94.0% for 2006 and 75.9% for 2005. We try to create some underwriting gain as results are averaged out over many years. We expect this to become increasingly difficult.

Kansas Bankers was purchased by Wes-FIC in 1996 for approximately $80 million in cash. Its tangible net worth now exceeds its acquisition price, and it has been a very satisfactory acquisition, reflecting the sound management of President Don Towle and his team.

Kansas Bankers was chartered in 1909 to underwrite deposit insurance for Kansas banks. Its offices are in Topeka, Kansas. Over the years its service has continued to adapt to the changing needs of the banking industry. Today its customer base, consisting mostly of small- and medium-sized community banks, is spread throughout 30 mainly midwestern states. In addition to bank deposit guaranty bonds which insure deposits in excess of FDIC coverage, KBS offers directors and officers indemnity policies, bank employment practices policies, bank insurance agents professional errors and omissions indemnity policies and Internet banking catastrophe theft insurance.

When Wesco purchased KBS, it had been ceding almost half of its premium volume to reinsurers. Now it reinsures only about 14%. Effective in 2006, insurance subsidiaries of Berkshire Hathaway became KBS's sole reinsurers. Previously, an unaffiliated reinsurer was also involved. The increased volume of business retained comes, of course, with increased irregularity in the income stream. KBS's combined ratios were 73.8% for 2006 and 58.8% for 2005. We continue to expect volatile but favorable long-term effects from increased insurance retained.

CORT Business Services Corporation ("CORT")

In February 2000, Wesco purchased CORT Business Services Corporation ("CORT") for $386 million in cash.

CORT is a very long-established company that is the country's leader in rentals of furniture that lessees have no intention of buying. In the trade, people call CORT's activity "rent-to-rent" to distinguish it from "lease-to-purchase" businesses that are, in essence, installment sellers of furniture.

However, just as Enterprise, as a rent-to-rent auto lessor in short-term arrangements, must be skilled in selling used cars, CORT must be and is skilled in selling used furniture.

CORT's revenues totaled $400 million for calendar 2006, versus $384 million for calendar 2005. Of these amounts, furniture rental revenues were $324 million and $304 million, furniture sales revenues were $70 million and $72 million, and apartment locator fees of its relocation division were $6 million and $8 million. CORT operated at an after-tax profit of $26.9 million for 2006, up satisfactorily from its $20.7 million of after-tax profit for 2005 (versus $5.0 million for 2004). These results reflect the favorable effects of several "tuck-in" acquisitions made between the years 2001 and 2004.

When we purchased CORT early in 2000, its furniture rental business was rapidly growing, reflecting the strong U.S. economy, phenomenal business expansion and explosive growth of IPOs and the high-tech sector.

Beginning late in 2000, however, new business coming into CORT began to decline. With the burst of the dot-com bubble, the events of September 11, and a protracted slowdown in new business formation, CORT's operations were hammered, reflecting generally bad results in the "rent-to-rent" segment of the furniture rental business. Obviously, when we purchased CORT we were poor predictors of near-term industry-wide prospects of the "rent-to-rent" sector of the furniture business.

CORT started up a new service during 2001. Originally a subsidiary named Relocation Central, and now its CORTline division, it was conceived mainly to supplement CORT's furniture rental business by providing apartment locator and ancillary services to relocating individuals. Long CORT's star CEO, Paul Arnold is in process of expanding CORTline's operations and redirecting its marketing, with the expectation that it will become a financial success. CORTline, originally conceived to assist relocating individuals, has recently expanded its services and capabilities and has begun to market itself toward the needs of businesses and governmental agencies who require a skilled and able partner to provide the full gamut of seamless relocation services for the temporary relocation of employees. With several websites, principally, www.cortline.com, www.relocationcentral.com and www.apartmentsearch.com, professionals in more than 80 domestic metropolitan markets, affiliates in more than 50 countries, almost twenty thousand apartment communities referring their tenants to CORT, many ancillary services, and its entrée to the business community as a Berkshire Hathaway company, CORTline now seems to be moving in the right direction.

We are pleased with the progress CORT made in the past two years. We are cautiously optimistic that, in future years, we will be able to look back to the recent past and consider it merely a cyclical aberration in CORT's growth. We note, however, that the number of furniture leases outstanding has been slightly declining in each of the past two years.

When Wesco paid $386 million for CORT, about 60% of the purchase price was attributable to goodwill, an intangible balance sheet asset. Wesco's consolidated balance sheet now contains about $267 million in goodwill (including $27 million from Wesco's 1996 purchase of KBS). The Financial Accounting Standards Board adopted a rule which became effective in 2002 that no longer requires automatic amortization of acquired goodwill. (The requirement for such amortization has been replaced by a standard that requires an annual assessment to determine whether the value of goodwill has been impaired, in which event the intangible asset would be written down or written off, as appropriate.) Earnings, not reduced by goodwill amortization, that we have reported since 2002 more closely reflect microeconomic reality as we appraise it.

More details with respect to CORT are contained throughout this annual report, to which your careful attention is directed.

Precision Steel Warehouse, Inc. ("Precision Steel")

The businesses of Wesco's Precision Steel subsidiary, headquartered in the outskirts of Chicago at Franklin Park, Illinois, operated at after-tax profits of $1.2 million in both 2006 and 2005. These figures reflect after-tax LIFO inventory accounting adjustments decreasing after-tax income by $.6 million for 2006 and $.2 million for 2005. Precision Steel's operating results for 2006 also reflect expenses, net of insurance recoveries, of $.3 million, after taxes, in connection with environmental cleanup of an industrial park where a Precision Steel subsidiary has operated alongside approximately 15 other manufacturers for many years. Had it not been for the LIFO accounting adjustments or the environmental matter, Precision Steel would have reported after-tax operating income of $2.1 million for 2006 and $1.4 million for 2005.

Precision Steel's business has been subject to economic cycles. Although the fiercely competitive, chaotic pressures affecting its steel service center business (which we described at length in last year's shareholders' letter) have recently abated, Precision Steel is continuing to suffer the ongoing effects of a long-term reduction in demand caused by customers' (or former customers') unsuccessful competition with manufacturers outside the United States. Precision Steel's revenues increased 2.8% in 2006, approximately half of which was due to an extraordinary order of shimstock and other industrial supplies from a customer of its Precision Brand Products subsidiary. Revenues for 2005 increased by 1.4% from those of 2004. In 2006, Precision Steel's service center volume was 46 million pounds, down from 69 million pounds sold as recently as 1999. This decline in physical volume is a serious reverse, not likely to disappear in some "bounce back" effect. Nor do we expect another sharp rise in prices like the approximately 40% rise that recently occurred, holding dollar volume roughly level despite a precipitous drop in physical volume.

Although Precision Steel's recent after-tax operating earnings of approximately $1 million per year may signal improvement when compared with its after-tax operating loss of $.9 million for 2003, we do not consider present operating results to be a satisfactory investment outcome. Recent earnings of Precision Steel compare unfavorably with operating earnings which averaged $2.3 million, after taxes, for the years 1998 through 2000. Because the steel warehouse business may revert to even more difficult conditions, more decline for Precision Steel may lie ahead.

Terry Piper, who became Precision Steel's President and Chief Executive Officer in 1999, has done an outstanding job in leading Precision Steel through very difficult years. But he has no magic wand with which to compensate for competitive losses among his best customers.

Tag Ends from Savings and Loan Days

All that now remains outside Wes-FIC but within Wesco as a consequence of Wesco's former involvement with Mutual Savings, Wesco's long-held savings and loan subsidiary, is a small real estate subsidiary, MS Property Company, that holds tag ends of appreciated real estate assets consisting mainly of the nine-story commercial office building in downtown Pasadena, where Wesco is headquartered. Adjacent to that building is a parcel of land on which we are building a multi-story luxury condominium building. We are also seeking city approval of our plans to build another multi-story luxury condominium building on a vacant parcel of land in the next block. For more information, if you want a very-high-end condominium, simply phone Bob Sahm (626-585-6700). MS Property Company's results of operations, immaterial versus Wesco's present size, are included in the breakdown of earnings on page 1 within "other operating earnings."

Other Operating Earnings

Other operating earnings, net of interest paid and general corporate expenses, amounted to $.2 million in 2006, versus $5.2 million in 2005. Had it not been for favorable income tax adjustments of $4.9 million recorded in 2005, other operating earnings would have been $.3 million in 2005. The sources of the $.2 million of other operating earnings in 2006 were (1) rents ($3.7 million gross in 2006) principally from Wesco's Pasadena office property (leased almost entirely to outsiders, including Citibank as the ground floor tenant), and (2) interest and dividends from cash equivalents and marketable securities held outside the insurance subsidiaries, less (3) general corporate expenses plus minor expenses involving tag-end real estate.

Realized Investment Gains

There were no realized investment gains in 2006. Wesco's 2005 earnings contained investment gains of $216.6 million, after income taxes. Only $.5 million was realized through the *sale* of investments; the balance, $216.1 million, resulted from the tax-free exchange of common shares of The Gillette Company ("Gillette") owned by Wesco, for common shares of The Procter & Gamble Company ("PG") in the fourth quarter of 2005 in connection with the merger of Gillette with PG. Accounting standards promulgated by the Financial Accounting Standards Board require that the fair (market) value of shares received in such an exchange be recorded as the new cost basis as of the date of the exchange, with the difference between the new basis and the historical cost realized in the audited financial statements as an investment gain. For tax return purposes, the securities acquired were recorded at the original cost of the securities exchanged. Thus, no income tax was due or paid.

Although the realized gain had a material impact on Wesco's reported 2005 earnings, *it had no impact on Wesco's shareholders' equity.* Wesco carries its investments at fair value, with unrealized appreciation, after income tax effect, included as a separate component of shareholders' equity, and related taxes included

in income taxes payable, on its consolidated balance sheet. Thus, the entire after-tax gain on the non-cash merger had been reflected in the unrealized gain component of Wesco's shareholders' equity as of September 30, 2005. That amount was merely switched from unrealized gain to retained earnings, another component of shareholders' equity. This accounting entry had no economic effect on Wesco, and you should ignore it when you are evaluating Wesco's 2005 earnings.

Consolidated Balance Sheet and Related Discussion

As indicated in the accompanying financial statements, Wesco's net worth, as accountants compute it under their conventions, increased to $2.40 billion ($337 per Wesco share) at yearend 2006 from $2.23 billion ($313 per Wesco share) at yearend 2005. The main causes of the increase were appreciation in fair value of investments, and net operating income after deduction of dividends paid to shareholders.

The foregoing $337-per-share book value approximates liquidation value assuming that all Wesco's non-security assets would liquidate, after taxes, at book value.

Of course, so long as Wesco does not liquidate, and does not sell any appreciated securities, including the PG shares Wesco received in connection with PG's acquisition of Gillette in 2005, discussed above in the section, "Realized Investment Gains," Wesco has, in effect, an interest-free "loan" from the government equal to its deferred income taxes, subtracted in determining its net worth. This interest-free "loan" from the government is at this moment working for Wesco shareholders and amounted to about $42 per Wesco share at yearend 2006.

However, some day, parts of the interest-free "loan" may be removed as securities are sold. Therefore, Wesco's shareholders have no perpetual advantage creating value for them of $42 per Wesco share. Instead, the present value of Wesco's shareholders' advantage must logically be much lower than $42 per Wesco share.

Business and human quality in place at Wesco continues to be not nearly as good, all factors considered, as that in place at Berkshire Hathaway. Wesco is not an equally-good-but-smaller version of Berkshire Hathaway, better because its small size makes growth easier. Instead, each dollar of book value at Wesco continues plainly to provide much less intrinsic value than a similar dollar of book value at Berkshire Hathaway. Moreover, the quality disparity in book value's intrinsic merits has, in recent years, continued to widen in favor of Berkshire Hathaway.

All that said, we make no attempt to appraise relative attractiveness for investment of Wesco versus Berkshire Hathaway stock at present stock-market quotations.

Wesco's consolidated balance sheet reflects total assets of $3.0 billion as of yearend 2006. Of that amount, more than $1 billion has been invested in cash equivalents and fixed-maturity investments since early in 2003. Unless those funds can be attractively reinvested in acquisitions, equity securities or other long-term instruments of the type that helped cause the long-term growth of Wesco's shareholders' equity, future returns on shareholders' equity will probably be less than those of the past. Due to the current size of Wesco and its parent, Berkshire Hathaway, Wesco's opportunities for growing shareholders' equity are unlikely to be as attractive as in the past.

Wesco's shares were listed for many years on both the American Stock Exchange and, since 1963, on a regional exchange previously known as the Pacific Stock Exchange. Following the recent merger of various regional exchanges into the NYSE, the Pacific Exchange became the NYSE Arca exchange. We had happily paid a minimal annual listing fee of $1,000 for the privilege of having our shares listed on the Pacific Exchange. When notified last December that NYSE Arca had decided to increase Wesco's annual listing fee to $30,000, Wesco voted with its feet. Its shares are now listed only on the American Exchange.

The Board of Directors recently increased Wesco's regular dividend from 36½ cents per share to 37½ cents per share, payable March 8, 2007, to shareholders of record as of the close of business on February 1, 2007.

This annual report contains Form 10-K, a report filed with the Securities and Exchange Commission, and includes detailed information about Wesco and its subsidiaries as well as audited financial statements bearing extensive footnotes. As usual, your careful attention is sought with respect to these items.

Shareholders can access much Wesco information, including printed annual reports, earnings releases, SEC filings, and the websites of Wesco's subsidiaries and parent, Berkshire Hathaway, from Wesco's website: www.wescofinancial.com.

Charles T. Munger
Chairman of the Board
and President

February 27, 2007

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006 or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from to

Commission file number 1-4720

WESCO FINANCIAL CORPORATION

(Exact name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or organization)	95-2109453 (I.R.S. Employer Identification No.)
301 East Colorado Boulevard, Suite 300, Pasadena, California (Address of Principal Executive Offices)	91101-1901 (Zip Code)

(626) 585-6700
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Capital Stock, $1 par value	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of voting and non-voting stock of the registrant held by non-affiliates of the registrant as of June 30, 2006 was: $510,234,000.

The number of shares outstanding of the registrant's Capital Stock as of March 2, 2007 was: 7,119,807.

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Parts of Form 10-K
Proxy Statement for 2007 Annual Meeting of Shareholders	Part III. Items 10, 11, 12, 13 and 14

PART I

ITEM 1. Business

GENERAL

Wesco Financial Corporation ("Wesco") was incorporated in Delaware on March 19, 1959. Wesco engages in three principal businesses through its direct or indirect wholly owned subsidiaries:

- the insurance business, through Wesco-Financial Insurance Company ("Wes-FIC"), which was incorporated in 1985 and engages in the property and casualty insurance business, and The Kansas Bankers Surety Company ("KBS"), which was incorporated in 1909, purchased by Wes-FIC in 1996 and provides specialized insurance coverages for banks;
- the furniture rental business, through CORT Business Services Corporation ("CORT"), which traces its national presence to the combination of five regional furniture rental companies in 1972 and was purchased by Wesco in 2000; and
- the steel service center business, through Precision Steel Warehouse, Inc. ("Precision Steel"), which was begun in 1940 and acquired by Wesco in 1979.

Wesco's operations also include, through another wholly owned subsidiary, MS Property Company ("MS Property"), management of owned commercial real estate in downtown Pasadena, California. MS Property began its operations in late 1993, upon transfer to it of real properties previously owned by Wesco and by a former savings and loan subsidiary of Wesco.

Since 1973, Wesco has been 80.1%-owned by Blue Chip Stamps ("Blue Chip"), a wholly owned subsidiary of Berkshire Hathaway Inc. ("Berkshire"). Thus, Wesco and its subsidiaries are controlled by Blue Chip and Berkshire. All of these companies may also be deemed to be controlled by Warren E. Buffett, who is Berkshire's Chairman and Chief Executive Officer and economic owner of 29.5% of its stock. Wesco's Chairman, President and Chief Executive Officer, Charles T. Munger, is also Vice Chairman of Berkshire, and consults with Mr. Buffett with respect to Wesco's investment decisions, major capital allocations, and the selection of the chief executives to head each of its operating businesses, subject to ultimate approval of Wesco's Board of Directors.

Wesco's activities fall into three business segments — insurance, furniture rental and industrial. The insurance segment consists of the operations of Wes-FIC and KBS. The furniture rental segment consists of the operations of CORT. The industrial segment comprises Precision Steel's steel service center and other operations. Wesco is also engaged in several activities not identified with the three business segments, including investment activity unrelated to the insurance segment, MS Property's real estate activities, and parent company activities.

INSURANCE SEGMENT

Wes-FIC was incorporated in 1985 to engage in the property and casualty insurance and reinsurance business. Its insurance operations are managed by National Indemnity Company ("NICO"), which is headquartered in Omaha, Nebraska. To simplify discussion, the term "Berkshire Insurance Group" refers to NICO, General Reinsurance Corporation, and certain other wholly owned insurance subsidiaries of Berkshire, although Berkshire also includes in its insurance group the insurance subsidiaries that are 80.1%-owned through Berkshire's ownership of Wesco.

Wes-FIC's high statutory net worth (about $2.3 billion at December 31, 2006) has enabled Berkshire to offer Wes-FIC the opportunity to participate, from time to time, in contracts in which Wes-FIC effectively has reinsured certain property and casualty risks of unaffiliated property and casualty insurers. These arrangements have included "excess-of-loss" contracts such as "super-catastrophe reinsurance" contracts which subject the reinsurer to especially large amounts of losses from mega-catastrophes such as hurricanes or earthquakes. Super-catastrophe policies, which indemnify the ceding companies for all or part of covered losses in excess of large, specified retentions, have

been subject to aggregate limits. Wes-FIC has also been party to "quota-share" reinsurance, under which it shares in premiums and losses proportionately with the ceding company.

Wesco's board of directors has authorized automatic acceptance of retrocessions of super-catastrophe reinsurance offered by the Berkshire Insurance Group provided the following guidelines and limitations are complied with: (1) in order not to delay the acceptance process, the retrocession is to be accepted without delay in writing in Nebraska by agents of Wes-FIC who are salaried employees of the Berkshire Insurance Group; (2) any ceding commission received by the Berkshire Insurance Group cannot exceed 3% of premiums, which is believed to be less than the Berkshire Insurance Group could get in the marketplace; (3) Wes-FIC is to assume 20% or less of the total risk; (4) the Berkshire Insurance Group must retain at least 80% of the identical risk; and (5) the aggregate premiums from this type of business in any twelve-month period cannot exceed 10% of Wes-FIC's net worth. Occasionally, the Berkshire Insurance Group will also have an upper-level reinsurance interest with interests different from Wes-FIC's, particularly in the event of one or more large losses. Although Wes-FIC has no active super-catastrophe reinsurance contracts in force, Wes-FIC may have opportunities to participate in such business from time to time in the future.

Following are some of the more significant reinsurance arrangements in which Wes-FIC has participated in recent years:

- A quota-share agreement entered into in 1985 whereby Wes-FIC effectively reinsured — through the Berkshire Insurance Group, as intermediary-without-profit — 2% of essentially all insurance business of a major property and casualty insurer written during a four-year coverage period that expired in 1989. Wes-FIC remains liable for its share of remaining unpaid losses and loss adjustment expenses.
- A multi-year, quota-share arrangement, entered into in 2000 through NICO, as intermediary without profit, for participation in a pool of certain property and casualty risks written by a large, unaffiliated insurer. For 2003 and through the contract's commutation (termination) in the latter part of 2004, Wes-FIC participated to the extent of 6% in the pool. The terms of this arrangement were identical to those accepted by a member of the Berkshire Insurance Group, except as to the amount of the participation. As a result of the commutation of the contract, Wes-FIC is no longer liable for any claims or losses, or for adjustments to losses previously recorded, under the contract.
- Participation, since 2001, in several risk pools managed by a subsidiary of General Reinsurance Corporation, a Berkshire Insurance Group member, covering principally hull, liability and workers' compensation exposures, relating to the aviation industry. In the more recent years, Wes-FIC's participation has been as follows: for 2003 and 2004, to the extent of 10% in the hull and liability pools; for 2005, 10% of the hull and liability pools and 5% of the workers' compensation pool; and, for 2006, 12.5% of the hull and liability pools and 5% of the workers' compensation pool. For 2007, the participation in the hull and liability pools has increased to 16.67%. Another General Reinsurance Corporation subsidiary provides a portion of the upper-level reinsurance protection to these aviation risk pools, and therefore to Wes-FIC, on terms that could cause some conflict of interest under certain conditions, such as in settling a large loss. Wes-FIC's exposure to detrimental effects, however, is mitigated because a senior manager of NICO who represents the membership interests of Wes-FIC, and unrelated pool members representing an additional 75% of the hull and liability pools and 90% of the workers' compensation pool who have the same exposures to this potential conflict of interest, has access to information regarding significant losses and thus is able to address conflict issues that might arise.

Wes-FIC is also licensed to write "direct," or "primary" insurance business (as distinguished from reinsurance) in Nebraska, Utah and Iowa, and may write such insurance in the non-admitted excess and surplus lines market in several other states, but the volume written to date has been minimal.

In 1996, Wes-FIC purchased 100% of KBS. KBS, which writes primary insurance, provides specialized insurance coverage to more than 20% of the banks in the United States, mostly small and medium-sized banks in the Midwest. It is licensed to write business in 37 states. Its product line for financial institutions includes policies for crime insurance, check kiting fraud indemnification, Internet banking catastrophe theft insurance, directors and officers liability, bank employment practices, and bank insurance agents professional errors and omissions indemnity, as well as deposit guaranty bonds which insure deposits in excess of federal deposit insurance limits. KBS purchases reinsurance for indemnification against large losses. For several years, through 2005, 50% of a layer of loss exposure was ceded to an unaffiliated reinsurer and the other 50% to the Berkshire Insurance Group, on identical terms. A second layer was reinsured 70% with the same non-affiliate and 30% was retained by KBS. Effective in 2006, the unaffiliated reinsurer declined to renew its contract with KBS. As a result, the Berkshire Insurance Group now reinsures the entire first layer of exposure itself. Another layer is 35%-retained by KBS and the other 65% is reinsured by the Berkshire Insurance Group at market prices. In 2006, premiums of $3.3 million were ceded to the Berkshire Insurance Group and incurred reinsured losses of $800,000 were allocated to it. In recent years, KBS has retained a greater proportion of the risks it has underwritten. By retaining a larger amount of risk than in the past, Wesco seeks satisfactory operating results over the long term in return for greater short-term volatility.

KBS markets its products in some states through exclusive, commissioned agents, and directly to insureds in other states. Inasmuch as the number of small Midwestern banks is declining as the banking industry consolidates, KBS relies for growth on an extraordinary level of service provided by its employees and agents, and on products such as deposit guaranty bonds, which were introduced in 1993 and currently account for approximately 48 percent of premiums written.

A significant marketing advantage enjoyed by the Berkshire Insurance Group, including Wesco's insurance segment, is the maintenance of exceptional capital strength. The combined statutory surplus of Wesco's insurance businesses totaled approximately $2.3 billion at December 31, 2006. This capital strength creates opportunities for Wes-FIC to participate in reinsurance and insurance contracts not necessarily available to many of its competitors.

Management of Wesco believes that an insurer in the reinsurance business must maintain a large net worth in relation to annual premiums in order to remain solvent when called upon to pay claims when a loss occurs. In this respect, Wes-FIC and KBS are competitively well positioned, inasmuch as their net premiums written for calendar 2006 amounted to only 2% of their combined statutory surplus, compared to an industry average of 100% based on figures reported for 2005 by A.M. Best Company, a nationally recognized statistical rating organization for the insurance industry. Standard & Poor's Corporation, in recognition of Wes-FIC's strong competitive position as a member of the Berkshire Insurance Group and its unusual capital strength, has assigned its highest rating, AAA, to Wes-FIC's claims-paying ability. This rating recognizes the commitment of Wes-FIC's management to a disciplined approach to underwriting, conservative reserving, and Wes-FIC's extremely strong capital base.

Insurance companies are subject to regulation by the departments of insurance of the various states in which they write policies as well as the states in which they are domiciled and, in the case of KBS, because of its business of insuring banks, by the Department of the Treasury. Regulations relate to, among other things, capital requirements, shareholder and policyholder dividend restrictions, reporting requirements, annual audits by independent accountants, periodic regulatory examinations and limitations on the risk exposures that can be retained, as well as the size and types of investments that can be made.

Because it is operated by NICO, Wes-FIC has no employees of its own. KBS has 18 employees.

FURNITURE RENTAL SEGMENT

CORT is the largest, and only national, provider of rental furniture, accessories and related services in the "rent-to-rent" (as opposed to "rent-to-own") segment of the furniture industry. CORT rents high-quality furniture to corporate and individual customers who desire flexibility in meeting their temporary office, residential or trade show furnishing needs, and who typically do not seek to own such furniture. In addition, CORT sells previously rented furniture through company-owned clearance centers, thereby enabling it to regularly renew its inventory and update styles. CORT's network of facilities (in 34 states and the District of Columbia) comprises 87 showrooms, 78 clearance centers and 74 warehouses, as well as nine websites, including www.cort.com.

CORT's rent-to-rent business is differentiated from rent-to-own businesses primarily by the terms of the rental arrangements and the type of customer served. Rent-to-rent customers generally desire high-quality furniture to meet temporary needs, have established credit, and pay on a monthly basis. Typically, these customers do not seek to acquire the property on a permanent basis. In a typical rent-to-rent transaction, the customer agrees to rent furniture for a minimum of three months, subject to extension by the customer on a month-to-month basis. By contrast, rent-to-own arrangements are generally made by customers lacking established credit whose objective is the eventual ownership of the property. These transactions are typically entered into on a month-to-month basis and may require weekly rental payments.

CORT's customer base includes primarily Fortune 500 companies, small businesses, professionals, and owners and operators of apartment communities. CORT's management believes its size, national presence, brand awareness, consistently high level of customer service, product quality, breadth of selection, depth and experience of management, and efficient clearance centers have been key contributors to the company's success. CORT offers a wide variety of office and home furnishings, including commercial panel systems, televisions, housewares and accessories. CORT emphasizes its ability to furnish an apartment, home or entire suite of offices with high-quality furniture, housewares and accessories in two business days. CORT's objective is to build upon these core competencies and competitive advantages to increase revenues and market share. Key to CORT's growth strategies are:

- expanding its commercial customer base;
- enhancing its ability to capture an increasing number of Internet customers through its on-line catalog and other web services;
- making selective acquisitions; and
- continuing to develop various products and services.

In order to capitalize on the significant profit potential available from longer average rental periods and the higher average monthly rent typically available for office products, CORT's strategy is to place greater emphasis on rentals of office furniture than on residential furniture. In order to promote longer office lease terms, CORT offers lower rates on leases when lease terms exceed six months. A significant portion of CORT's residential furniture rentals are derived from corporate relocations and temporary assignments, as new and transferred employees of CORT's corporate customers enter into leases for residential furniture. Thus, CORT offers its corporate rental customers a way to reduce the costs of corporate relocation and travel while developing residential business with new and transferred employees. CORT also provides short-term rentals for trade shows and conventions. Its www.corttradeshow.com website assists in providing information to and gathering leads from prospects.

Following four years of disappointing results, CORT began to see improved profitability in 2004. This trend continued through 2006, with increased lease pricing and improved gross margins outpacing a decline in the number of outstanding leases in each of the past two years. The furniture rental business is dependent on economic cycles. We are hopeful that the recent softening of the housing sector is not a precursor of a weakening of the furniture rental business. Because CORT has

made several selective acquisitions since it was purchased by Wesco, it is believed that CORT is now well positioned to benefit from domestic job growth and any corresponding economic expansion.

CORT provides a nation-wide apartment locator service through its websites (www.cortline.com, www.relocationcentral.com and www.apartmentsearch.com) customer call centers and walk-in locations. The apartment locator service, which was begun in 2001 as CORT's Relocation Central Corporation subsidiary and marketed to individuals, has not operated profitably since inception. In order to trim operating costs, its operations were reorganized and, by yearend 2004, absorbed into CORT's. CORT's apartment locator service, which was originally intended mainly to lead to increased furniture rentals, now relies more on internet traffic and less on walk-in locations. In consideration of its national presence and expertise in filling a need of the business community, late in 2006 CORT began marketing its relocation service, designed specifically for renters, to Fortune 2000 companies as a comprehensive, seamless solution to their employee-relocation needs. In addition to providing rental furniture, CORT provides assistance with all aspects of employee rental-related relocations, from guiding city tours, to arranging for movers, locating temporary or long-term housing, assisting with settling in and other ancillary services. Through its network of foreign contacts, CORT also provides such services internationally. Although the relocation business is competitive, it is believed that CORT is well positioned to expand these services due not only to its national presence and liquidity, but also because the business reputation of Berkshire Hathaway, its ultimate parent, gives it entrée into the offices of many prospective customers, and thus a competitive advantage.

The rent-to-rent segment of the furniture rental industry is highly competitive. There are several large regional competitors, as well as a number of smaller regional and local rent-to-rent competitors. In addition, numerous retailers offer residential and office furniture under rent-to-own arrangements. It is believed that the principal competitive factors in the furniture rental industry are product value, furniture condition, the extent of furniture selection, terms of the rental agreement, speed of delivery, exchange privileges, options to purchase, deposit requirements and customer service.

The majority of CORT's furniture sales revenue is from its clearance center sales. The remaining furniture sales revenue is derived principally from lease conversions and sales of new furniture. The sale of previously leased furniture allows CORT to control inventory quantities and to maintain inventory quality at showroom level. On the average, furniture is typically sold through the clearance centers three years after its initial purchase. With respect to sales of furniture through its clearance centers, CORT competes with numerous new and used furniture retailers, some of which are larger than CORT. Wesco management believes that price and value are CORT's principal competitive advantages in this activity.

CORT has approximately 2,400 full-time employees, including 61 union members. Management considers labor relations to be good.

INDUSTRIAL SEGMENT

Precision Steel and one of its subsidiaries operate steel service centers in the Chicago and Charlotte metropolitan areas. The service centers buy stainless steel, low carbon sheet and strip steel, coated metals, spring steel, brass, phosphor bronze, aluminum and other metals, cut these metals to order, and sell them to a wide variety of customers.

The service center business is highly competitive. Precision Steel's annual sales volume of approximately 23 thousand tons of flat rolled products compares with the domestic steel service industry's annual volume of approximately 13 million tons of comparable products. Precision Steel competes not only with other service centers but also with mills that supply metal to the service centers. Sales competition exists in the areas of price, quality, availability and speed of delivery. Because it is willing to sell in relatively small quantities, Precision Steel has been able to compete in geographic areas distant from its service center facilities. Competitive pressure has been intensified by

imports, a shift to production abroad and an increasing tendency of domestic manufacturers to use less costly materials in making parts.

Precision Brand Products, Inc. ("Precision Brand"), a wholly owned subsidiary of Precision Steel that is also located in the Chicago area, manufactures shim stock and other toolroom specialty items, and distributes a line of hose clamps and threaded rod. These products are sold under the Precision Brand and DuPage names nationwide, generally through industrial distributors. This business is highly competitive, and Precision Brand's sales represent a very small share of the market.

Steel service raw materials are obtained principally from major domestic steel mills, and their availability had generally been good until approximately three years ago, when the market drifted into near chaos caused by shortages. Consolidation and downsizing at the mill level, coupled with unanticipated demand for steel due to a higher level of manufacturing activity, resulted in extended mill lead times and limitations placed on order quantities by the producing mills. Although conditions have recently become less difficult, Precision Steel's service centers maintain extensive inventories in order to meet customer demand for prompt deliveries; typically, processed metals are delivered to the customer within one or two weeks. Precision Brand normally maintains inventories adequate to allow for off-the-shelf service to customers within 24 hours.

The industrial segment businesses are subject to economic cycles and other factors. These businesses are not dependent on a few large customers. The backlog of steel service orders decreased to $4.1 million at December 31, 2006 from $6.0 million at December 31, 2005. The 2005 figure included an extraordinarily high $0.9 million order for industrial supplies shipped early in 2006 to a customer of Precision Brand.

There are 202 full-time employees engaged in the industrial segment businesses, 40% of whom are members of unions. Management considers labor relations to be good.

ACTIVITIES NOT IDENTIFIED WITH A BUSINESS SEGMENT

Certain of Wesco's activities are not identified with any business segment. These include investment activity unrelated to the insurance segment, management of owned commercial real property, a portion of which it is redeveloping, and parent company activities.

Six full-time employees are engaged in the activities of Wesco and MS Property.

AVAILABLE INFORMATION

Wesco's Forms 10-K, 10-Q and 8-K, and amendments thereto, may be accessed soon after they are electronically filed with the Securities and Exchange Commission ("SEC"), through Wesco's website, www.wescofinancial.com, or the SEC's website, www.sec.gov.

Item 1A. Risk Factors

In addition to the factors affecting specific business operations identified in connection with the description of these operations and their financial results elsewhere in this report, the most significant factors affecting Wesco's operations are listed below. These factors could cause Wesco's actual results to differ materially from the forward-looking and other statements contained in this report and in the other periodic reports and other filings Wesco makes with the SEC, as well as in news releases, annual reports and other communications that Wesco makes from time to time.

An investment in Wesco is not an investment in Berkshire Hathaway.

From time to time there is an erroneous report by an analyst or reporter that an investor wishing to purchase Berkshire Hathaway common stock can simply purchase shares of Wesco stock at a lower price. Berkshire Hathaway is the parent of Wesco. Wesco's operations differ significantly from those of Berkshire Hathaway, and its shares may trade at a significantly different price relative to its intrinsic

value than do those of Berkshire Hathaway. In addition to the risk factors affecting Wesco's operations, Berkshire Hathaway has risk factors of its own. Investors wishing to invest in shares of Berkshire Hathaway cannot do so by purchasing Wesco shares. They should carefully read Berkshire Hathaway's published financial statements and filings with the SEC.

Wesco is dependent for its investment and all other capital allocation decisions on a few key people.

Investment decisions and all other capital allocation decisions are made for Wesco's businesses by Charles T. Munger, Chairman of the Board of Directors, President and CEO of Wesco, and Vice Chairman of the Board of Directors of Berkshire Hathaway, age 83, in consultation with Warren E. Buffett, Chairman of the Board of Directors and CEO of Berkshire Hathaway, age 76. If for any reason the services of those key personnel, particularly Mr. Buffett, were to become unavailable to Wesco, there could be a materially adverse effect on the Company. However, Berkshire's Board of Directors has identified three current Berkshire subsidiary managers who are capable of being CEO of Berkshire, Wesco's parent company. Berkshire's Board has agreed on a replacement for Mr. Buffett should a replacement be needed currently. Its Board continually monitors this matter and could alter its current view in the future. Management of Wesco believes that the Berkshire Board's succession plan mitigates this risk.

Unless Wesco can reinvest a large amount currently invested in cash equivalents at attractive returns, future returns on shareholders' equity will probably be less than those of the past.

Wesco's consolidated balance sheet reflects total assets of $3.0 billion as of yearend 2006. Of that amount, more than $1 billion has been invested in cash equivalents and fixed-maturity investments since early in 2003. Unless those funds can be attractively reinvested in acquisitions, equity securities or other long-term instruments of the type that have been principally responsible for the long-term growth of Wesco's shareholders' equity, future returns on shareholders' equity will probably be less than those of the past. Due to the current size of Wesco and its parent, Berkshire Hathaway, Wesco's opportunities for growing shareholders' equity are unlikely to be as attractive as in the past.

Wesco's Wes-FIC subsidiary is dependent upon the Berkshire Insurance Group for its management and personnel, and for opportunities to participate with the Group in reinsurance contracts representing essentially the entirety of its reinsurance business, as well as a significant portion of its insurance business to date.

Since the incorporation of Wes-FIC in 1985, its insurance and reinsurance business, other than that conducted by its Kansas Bankers Surety subsidiary, has been limited principally to participation with members of the Berkshire Insurance Group in contracts for the reinsurance of risks of unaffiliated property and casualty insurance companies. Wes-FIC's operations are managed by National Indemnity Company, a member of the Berkshire Insurance Group; it has no employees of its own. In the event the Berkshire Insurance Group were to cease operating Wes-FIC's business or to significantly curtail Wes-FIC's participation with it in reinsurance contracts, Wes-FIC would be required to look elsewhere for personnel who would conduct and manage its operations, and/or seek to continue its insurance business in a different manner, possibly by acquisition. Inasmuch as Wesco and its subsidiaries, including Wes-FIC, are also subsidiaries of Berkshire Hathaway through Berkshire Hathaway's 80.1%-ownership of Wesco, Wesco does not foresee a time when Berkshire Hathaway would not continue operating its insurance business.

Wesco's tolerance for risk in its insurance businesses may result in a high degree of volatility in periodic reported earnings.

Wes-FIC participates with members of the Berkshire Insurance Group in certain reinsurance contracts in which significant risk is periodically assumed. The Berkshire Insurance Group has

indicated that it continues to be willing to assume more risk than any other insurer has knowingly taken on. Although Wes-FIC's reinsurance currently in force does not subject it to super-catastrophe risks, it has procedures in place for the immediate acceptance of participations in catastrophic excess of loss reinsurance, which could subject it to large amounts of losses from mega-catastrophes such as hurricanes or earthquakes, if offered to it by the Berkshire Insurance Group, so long as the Berkshire Insurance Group participates in such reinsurance activities to a greater degree. The tolerance for significant losses may in certain future periods result in significant losses. This policy may result in a high degree of volatility in Wesco's periodic reported earnings.

The degree of estimation error inherent in the process of estimating property and casualty insurance loss reserves may result in a high degree of volatility in periodic reported earnings.

In the insurance business, premiums are charged today for promises to pay covered losses in the future. The principal cost associated with premium revenue is claims. However, it will literally take decades before all losses that have occurred as of the balance sheet date will be reported and settled. Although Wesco believes that loss reserve balances are adequate to cover losses, Wesco will not truly know whether the premiums charged for the coverages provided are sufficient until well after the balance sheet date. Wesco's objective is to generate underwriting profits over the long term. Estimating insurance claim costs is inherently imprecise. Wesco's reserve estimates are subject to revision, so adjustments to reserve estimates can have a material effect on periodic reported earnings.

Wesco's insurance subsidiaries' investments are unusually concentrated.

Compared to other insurers, Wesco's insurance subsidiaries may keep an unusually high percentage of their assets in common stocks and diversify their portfolios far less than is conventional. A significant decline in the stock market or in the price of major investees could produce a large decrease in Wesco's shareholders' equity, and could precipitate recognition of such losses in the statement of earnings. Decreases in values of equity investments could have a materially adverse effect on Wesco's book value per share, and could affect the price at which Wesco shares are traded.

Each of Wesco's operating businesses faces intense competitive pressures.

Each of Wesco's operating businesses faces intense competitive pressures within its respective market. While Wesco's businesses are managed with the objective of achieving sustainable growth over the long term through developing and strengthening competitive advantages, many factors, including market changes and technology, could erode or impede those competitive advantages.

The property and casualty insurance industry is highly competitive. Many insurers price their business more to provide immediate cash flow than profitability. Competition occurs not only with respect to price, but also to service, the ability to adapt to meet needs of customers as changes occur, reputation, and often, the need to satisfy customers' expectations that insurers have sufficient capital strength to ensure that they will be viable when called upon to pay large losses in the future. Because of the disciplined underwriting standards of the Berkshire Insurance Group, Wes-FIC does not enter into insurance or reinsurance activities that do not provide the expectation of acceptable underwriting profitability. Thus, the volume of written premiums will continue to vary significantly from period to period.

CORT competes not only with regional and local furniture rental businesses, but also with furniture businesses offering "lease purchase" or "rent-to-own" programs, as well as with national, regional and local furniture retailers. Competitive factors include price, furniture style and condition, lease terms, speed of delivery and overall customer service.

Precision Steel's annual sales volume is a small fraction of the domestic steel service industry's. Precision Steel competes not only with other service centers, but also with mills that supply metal to the service centers. Sales competition exists in the areas of price, quality, availability, speed of delivery, and customer service. Competitive pressure has been intensified by imports, a shift to

production abroad and an increasing tendency of domestic manufacturers to use less costly materials in making products. Precision Steel's subsidiary's toolroom specialty business also faces strong competition, mainly based on price.

In addition to the foregoing risk factors inherent in Wesco's operations, Wesco's shareholders face a market liquidity risk because the daily trading volume of Wesco's shares on the American Stock Exchange is relatively low.

In addition to the risks facing Wesco in its business operations, investors wishing to purchase or sell shares of its capital stock face market price risks because the daily AMEX trading volume of Wesco's shares is relatively low. An order for the purchase or sale of a large number of Wesco shares could significantly affect the price at which the order is executed.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

CORT leases 16,212 square feet of office space in a multistory office building in Fairfax, Virginia, which it uses as its headquarters under a lease which will expire in 2012.

CORT carries out its rental, sales and warehouse operations in metropolitan areas in 32 states and the District of Columbia through 167 facilities, of which 18 were owned and the balance leased as of December 31, 2006. The leased facilities' lease terms expire at dates ranging from 2007 to 2017. CORT has generally been able to extend expiration dates of its leases or obtain suitable alternative facilities on satisfactory terms. As leases expire, CORT has been eliminating redundant locations and decreasing the size of its showrooms, which as of yearend 2006 ranged in size from 2,500 to 10,388 square feet of floor space. Where locations are desirable, its management has been attempting to combine rental, clearance and warehouse operations rather than retain separate showrooms, because business and residential customers have been increasingly using the Internet. CORT regularly reviews the presentation and appearance of its furniture showrooms and clearance centers and periodically improves or refurbishes them to enhance their attractiveness to customers.

MS Property owns a business block in Pasadena, California situated between the city hall and a large shopping mall. The block's improvements include a nine-story office building that was constructed in 1964 and has approximately 125,000 square feet of net rentable area, and a multistory garage with space for 420 vehicles. Of the 125,000 square feet of space in the office building, approximately 5,000 square feet are used by MS Property or leased to Blue Chip or Wesco at market rental rates. The remaining space is almost fully leased to outside parties, including Citibank (the ground floor tenant), law firms and others, under agreements expiring at dates extending to 2017. Adjacent to the building and garage is a parcel on which MS Property is nearing completion of a multi-story, 28-unit, luxury condominium building. MS Property is seeking city approval of its plans to build another multi-story luxury condominium building on a vacant parcel of land it owns in the next block.

MS Property also owns several buildings that are leased to various small businesses in a small shopping center in Southern California.

Wes-FIC's place of business is the Omaha, Nebraska headquarters office of NICO.

KBS leases 5,100 square feet of office space in a multistory office building in Topeka, Kansas under a lease that expires June 30, 2012.

Precision Steel and its subsidiaries own three buildings housing their plant and office facilities, with usable area approximately as follows: 138,000 square feet in Franklin Park, Illinois; 63,000 square feet in Charlotte, North Carolina; and 59,000 square feet in Downers Grove, Illinois.

Item 3. Legal Proceedings

Wesco and its subsidiaries are not involved in any legal proceedings that are expected to result in detrimental financial impact material to its shareholders' equity. However, see Note 10 to the accompanying consolidated financial statements for an explanation of an environmental matter involving Precision Steel and one of its subsidiaries that could materially impact consolidated net income in any given fiscal period.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Repurchases of Equity Securities

Throughout 2006, Wesco's capital stock was listed on the American Stock Exchange and on the NYSE Arca Exchange (previously, the Pacific Exchange). Effective as of yearend 2006, in order to reduce duplicative administrative burdens and costs, Wesco withdrew its shares from listing on the NYSE Arca Exchange.

The following table sets forth quarterly ranges of composite prices for American Stock Exchange trading of Wesco shares for 2006 and 2005, based on data reported by the American Stock Exchange, as well as cash dividends paid by Wesco on each outstanding share:

	2006			2005		
	Sales Price		Dividends	Sales Price		Dividends
Quarter Ended	High	Low	Paid	High	Low	Paid
March 31	$411	$377	$0.365	$405	$369	$0.355
June 30	408	361	0.365	388	341	0.355
September 30	437	367	0.365	360	330	0.355
December 31	505	429	0.365	395	339	0.355
			$1.460			$1.420

There were approximately 440 shareholders of record of Wesco's capital stock as of the close of business on February 14, 2007. It is estimated that approximately 6,000 additional Wesco shareholders held shares of Wesco's capital stock in street name at that date.

Wesco did not purchase any of its own equity securities during 2006.

Item 6. Selected Financial Data

Set forth below and on the following page are selected consolidated financial data for Wesco and its subsidiaries. For additional financial information, attention is directed to Wesco's audited 2006 consolidated financial statements appearing elsewhere in this report. (Amounts are in thousands except for amounts per share.)

	December 31,				
	2006	2005	2004	2003	2002
Assets:					
Cash and cash equivalents	$1,257,351	$1,194,113	$1,161,163	$1,052,462	$ 349,812
Investments —					
Securities with fixed maturities	81,861	74,441	94,299	167,390	827,537
Marketable equity securities	1,040,550	884,673	759,658	754,634	626,768
Accounts receivable	60,386	53,987	46,007	60,168	67,425
Rental furniture	182,846	187,572	171,983	163,699	187,480
Goodwill of acquired businesses	266,607	266,607	266,607	266,607	266,203
Other assets	80,704	67,118	71,818	73,435	81,750
Total assets	$2,970,305	$2,728,511	$2,571,535	$2,538,395	$2,406,975
Liabilities:					
Insurance losses and loss adjustment expenses —					
Affiliated business	$ 29,761	$ 19,697	$ 14,910	$ 67,416	$ 50,299
Unaffiliated business	48,549	42,283	41,252	35,110	22,766
Unearned insurance premiums —					
Affiliated business	14,062	12,301	14,118	8,646	23,115
Unaffiliated business	15,298	16,092	11,223	20,347	25,566
Deferred furniture rental income and security deposits	20,440	22,204	20,358	19,835	21,562
Accounts payable and accrued expenses	48,258	52,587	51,501	48,931	45,122
Notes payable	38,200	42,300	29,225	12,679	32,481
Income taxes payable, principally deferred	355,399	290,615	272,005	247,241	227,902
Total liabilities	$ 569,967	$ 498,079	$ 454,592	$ 460,205	$ 448,813
Shareholders' equity:					
Capital stock and additional paid-in capital	$ 33,324	$ 33,324	$ 33,324	$ 33,324	$ 30,439
Unrealized appreciation of investments, net of taxes	344,978	256,710	427,690	426,542	374,571
Retained earnings	2,022,036	1,940,398	1,655,929	1,618,324	1,553,152
Total shareholders' equity	$2,400,338	$2,230,432	$2,116,943	$2,078,190	$1,958,162
Per capital share	$ 337.14	$ 313.27	$ 297.33	$ 291.89	$ 275.03

	Year Ended December 31,				
	2006	2005	2004	2003	2002
Revenues:					
Furniture rentals	$324,300	$303,485	$275,378	$275,949	$309,341
Sales and service revenues	139,058	141,749	139,130	130,301	127,758
Insurance premiums earned —					
Affiliated business	32,643	32,450	19,371	47,818	23,768
Unaffiliated business	21,506	17,032	35,218	58,833	40,859
Dividend and interest income	84,504	56,792	36,844	44,763	70,652
Realized net investment gains	—	333,241	—	53,466	—
Other	3,716	3,541	3,372	3,187	3,299
	605,727	888,290	509,313	614,317	575,677
Costs and expenses:					
Cost of products and services sold	154,218	153,402	146,783	144,725	145,677
Insurance losses and loss adjustment expenses —					
Affiliated business	21,401	11,990	(2,251)	34,599	17,666
Unaffiliated business	9,944	9,482	22,209	27,703	21,157
Insurance underwriting expenses — Affiliated business	7,566	6,611	6,646	9,490	8,703
Unaffiliated business	7,294	6,832	5,458	10,705	11,210
Selling, general and administrative	265,327	262,594	261,434	278,090	288,353
Interest expense	2,711	1,575	799	749	1,994
	468,461	452,486	441,078	506,061	494,760
Income before income taxes and minority interest	137,266	435,804	68,235	108,256	80,917
Income taxes	45,233	141,225	20,808	34,852	28,199
Minority interest in net loss of subsidiary	—	—	—	(1,307)	—
Net income	$ 92,033	$294,579	$ 47,427	$ 74,711	$ 52,718
Amounts per capital share:					
Net income	$ 12.93	$ 41.37	$ 6.66	$ 10.49	$ 7.40
Cash dividends	1.46	1.42	1.38	1.34	1.30

The reinsurance activities of Wesco's insurance segment are managed by Berkshire Hathaway's National Indemnity Company ("NICO") subsidiary and represent participations in contracts in which NICO and other members of the Berkshire Insurance Group also participate. Financial information associated with these participations is identified in Wesco's consolidated financial statements, as well as in Item 6, Selected Financial Data, as affiliated business.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

In reviewing this item, attention is directed to Item 6, Selected Financial Data, and Item 1, Business.

OVERVIEW

The principal goal of Wesco's management is to maximize gain in Wesco's intrinsic business value per share over the long term. Accounting consequences do not influence business decisions, nor do fluctuations in annual net income. To accomplish desired growth, a high priority is placed on the purchases of companies having excellent economic characteristics, run by outstanding managers. Management strives also to invest in common stocks of outstanding publicly traded companies at prices deemed reasonable. In the event that such investments are not available, as has often been the case in recent years, capital is preserved through investments principally in high-quality cash equivalents and securities of the U.S. Government and its agencies.

Wesco's operating businesses are managed on a decentralized basis. There are essentially no centralized or integrated business functions (such as sales, marketing, purchasing, legal or human resources) and there is minimal involvement by Wesco's management in the day-to-day business activities of the operating businesses. Wesco's Chairman, President and Chief Executive Officer, Charles T. Munger, is also Vice Chairman of Berkshire Hathaway, and consults with Warren E. Buffett, Chairman and Chief Executive Officer of Berkshire Hathaway, with respect to Wesco's investment decisions, major capital allocations, and the selection of the chief executives to head each of Wesco's operating units, subject to ultimate approval of Wesco's Board of Directors.

The operations of Wesco's Wesco-Financial Insurance Company ("Wes-FIC") subsidiary are managed by Berkshire Hathaway's National Indemnity Company ("NICO") subsidiary. Wes-FIC participates principally in reinsurance contracts in which NICO and other Berkshire Hathaway insurance subsidiaries participate in the reinsurance of property and casualty risks of unaffiliated insurance companies. Terms of Wes-FIC's participation are essentially identical to those by which the other Berkshire Hathaway insurance subsidiaries participate, except as to the percentages of participation (see Item 1, Business, for further information). Financial information relative to these participations appearing in Item 6, Selected Financial Data, and in Wesco's consolidated financial statements, is identified as affiliated business.

Financial Condition

Wesco continues to have a strong balance sheet at December 31, 2006, with relatively low debt and no hedging. Liquidity, which has traditionally been high, has been even higher than usual for the past three years following sales, maturities and redemptions of fixed-maturity investments, the proceeds from which have not yet been reinvested for the long term.

Wesco's equity investments are in strong, well-known companies. The practice of concentrating in a few issues, rather than diversifying, follows the investment philosophy of the chairmen-CEOs of Wesco and its parent, Berkshire Hathaway, who consult with respect to Wesco's investments and major capital allocations.

Results of Operations

Wesco's consolidated net income has often fluctuated significantly from year to year as a result of the realization of gains on investments. Although there were no realized gains or losses in 2006 or 2004, Wesco's consolidated net income for 2005 included realized investment gains of $333.2 million ($216.6 million, after income taxes) resulting principally from the exchange of common shares of the Gillette Company ("Gillette") for common shares of The Procter & Gamble Company ("PG") in connection with PG's acquisition of Gillette in the fourth quarter of 2005. The varying effect upon Wesco's pre-tax and net income is evident on the face of the consolidated statement of income. The

amount of realized gain or loss has no predictive value and variations in amount from period to period have no practical analytical value, particularly in view of the existence of substantial unrealized price appreciation in Wesco's consolidated investment portfolio at each balance sheet date.

Wesco's 2006 after-tax income, excluding realized investment gains, increased by $14.1 million for the year, due mainly to improved operating results of the furniture rental business and increased investment income earned by the insurance businesses, partially offset by decreased net underwriting gains.

FINANCIAL CONDITION

Wesco's shareholders' equity at December 31, 2006 was $2.40 billion ($337.14 per share), up $169.9 million from the $2.23 billion ($313.27 per share) at December 31, 2005. Wesco's consolidated balance sheet reflects investments carried at fair values, with unrealized appreciation, net of deemed applicable income taxes, included as a component of shareholders' equity. Upon completion of PG's acquisition of Gillette on October 1, 2005, the after-tax gain of $216.1 million, which had been included in the unrealized gain component at September 30, 2005, was reclassified to retained earnings, another component of Wesco's shareholders' equity. Principally as a result, unrealized appreciation, which amounted to 20.2% of shareholders' equity at December 31, 2004, declined to 11.5% of shareholders' equity at December 31, 2005, without significant economic effect. The unrealized gain component of Wesco's shareholders' equity at December 31, 2006, amounted to 14.4%. The increase in the figure for the year resulted principally from appreciation in fair values of investments.

Wesco's consolidated borrowings totaled $38.2 million at December 31, 2006 versus $42.3 million at December 31, 2005. Of these amounts, $38.0 million and $42.1 million related to a $100 million revolving credit facility used in CORT's furniture rental business. In addition to this recorded debt, Wesco and its subsidiaries had $147.4 million of operating lease and other contractual obligations at December 31, 2006, versus $145.2 million one year earlier. (See the section on off-balance sheet arrangements and contractual obligations appearing below in this Item 7, as well as Note 7 to the accompanying consolidated financial statements, for additional information on debt.)

Wesco's liability for unpaid losses and loss adjustment expenses at December 31, 2006 totaled $78.3 million versus $62.0 million at December 31, 2005. Wes-FIC enjoys Standard & Poor's Corporation's highest rating, AAA, with respect to its claims-paying ability.

RESULTS OF OPERATIONS

Wesco's reportable business segments are organized in a manner that reflects how Wesco's top management views those business activities. Wesco's management views insurance businesses as possessing two distinct operations — underwriting and investing, and believes that "underwriting gain or loss" is an important measure of their financial performance. Underwriting gain or loss represents the simple arithmetic difference between the following line items appearing on the consolidated statement of income: (1) insurance premiums earned, less (2) insurance losses and loss adjustment expenses, and insurance underwriting expenses. Management's goal is to generate underwriting gains over the long term. Underwriting results are evaluated without allocation of investment income.

The consolidated data in the second table in Item 6 are set forth essentially in the income statement format customary to generally accepted accounting principles ("GAAP"). Revenues, including realized net investment gains, are followed by costs and expenses, and a provision for income taxes, to arrive at net income. The following summary sets forth the after-tax contribution to GAAP net income of each business segment — insurance, furniture rental and industrial — as well as activities not considered related to such segments. Realized net investment gains are excluded from

segment activities, consistent with the way Wesco's management views the business operations. (Amounts are in thousands, *all after income tax effect.*)

	Year Ended December 31,		
	2006	2005	2004
Insurance segment:			
Underwriting	$ 5,164	$ 11,798	$14,618
Investment income	58,528	39,068	26,302
Furniture rental segment	26,884	20,676	5,022
Industrial segment	1,211	1,198	1,094
Nonsegment items other than investment gains	246	5,233	391
Realized investment gains	—	216,606	—
Consolidated net income	$92,033	$294,579	$47,427

In the following sections the data set forth in the foregoing summary on an *after*-tax basis are broken down and discussed.

Insurance Segment

Wesco engages in both primary insurance and reinsurance of property and casualty risks through Wesco-Financial Insurance Company ("Wes-FIC") and The Kansas Bankers Surety Company ("KBS"). Their operations are conducted or supervised by wholly owned subsidiaries of Berkshire Hathaway, Wesco's ultimate parent company. In reinsurance activities, defined portions of similar or dissimilar risks that other insurers or reinsurers have subjected themselves to in their own insuring activities are assumed. In primary insurance activities, defined portions of the risks of loss from persons or organizations that are directly subject to the risks are assumed. For purposes of the following discussion, the results have been disaggregated between reinsurance and primary insurance activities. Following is a summary of the insurance segment's underwriting activities. (Amounts are in thousands.)

	Year Ended December 31,		
	2006	2005	2004
Insurance premiums written —			
Reinsurance	$35,710	$29,054	$24,313
Primary	19,800	21,199	20,729
Total	$55,510	$50,253	$45,042
Insurance premiums earned —			
Reinsurance	$33,323	$28,338	$34,217
Primary	20,826	21,144	20,372
Total	54,149	49,482	54,589
Insurance losses, loss adjustment expenses and underwriting expenses	46,205	34,916	32,099
Underwriting gain, before income taxes —			
Reinsurance	2,538	6,857	17,146
Primary	5,406	7,709	5,344
Total	7,944	14,566	22,490
Income taxes	2,780	2,768	7,872
Underwriting gain	$ 5,164	$11,798	$14,618

The nature of Wes-FIC's participation in the aviation-related reinsurance contracts requires that estimates be made not only as to losses and expenses incurred, but also as to premiums written, due to a time lag in reporting by the ceding pools. Under the aviation-related contracts, written premiums for 2006, 2005 and 2004 totaled $35.7 million, $29.1 million and $26.6 million and earned premiums were $33.3 million, $28.3 million and $28.0 million. The increases of 22.7% in written premiums and 17.6% in earned premiums under these contracts for 2006 were attributed principally to the 25%-higher level of Wes-FIC's participation in the hull and liability pools in the current year as well as an increase in the volume of business written by the workers' compensation pool. Prices in certain aviation markets have been declining, resulting in fewer opportunities to write business at prices considered acceptable. Of the increases of 9.4% in aviation-related written premiums and 1.1% in earned premiums for 2005, slightly higher volume and improved pricing were responsible for about half; the entry into the workers' compensation pool in 2005 accounted for the remainder of the increase in written and earned premiums. Because insurance premiums are amortized into income ratably over the coverage period, fluctuations in earned premiums essentially follow the fluctuations of written premiums. Reinsurance activities have fluctuated from year to year as participations in reinsurance contracts have become available both through insurance subsidiaries of Berkshire and otherwise. The level of business written in future periods will vary, perhaps materially, based also upon market conditions and management's assessment of the adequacy of premium rates.

Until late 2004, Wes-FIC participated in a multi-year contract covering certain multi-line property and casualty risks of a large, unaffiliated insurer under a contract entered into in 2000. That contract was commuted in the fourth quarter of 2004, at which time Wes-FIC paid the ceding company $43.1 million, representing all unearned premiums, reduced by unamortized costs and expenses. After the commutation, Wes-FIC's obligation to indemnify with respect to any further insurance losses under the contract ceased. Under the contract, there was a net reduction in written premiums of $2.3 million for 2004; earned premiums were $6.2 million.

Written primary insurance premiums decreased by $0.3 million (1.5%) for 2006, after having increased by $0.5 million (2.3%) for 2005, from the comparable 2004 figure. Earned premiums decreased $0.3 million (1.5%) for 2006, after having increased $0.8 million (3.8%) for 2005. Increased costs of KBS's reinsurance purchases in 2006, and intensified price competition, were the principal factors responsible for the decreases in written and earned primary insurance premiums for 2006. The increases in written and earned primary insurance premiums for 2005 were attributed principally to growth in volume of bank deposit guarantee bonds.

Liabilities for unpaid losses and loss adjustment expenses under property and casualty insurance and reinsurance contracts are recorded based upon estimates of the ultimate amounts payable under the contracts related to losses occurring on or before the balance sheet date. Depending on the type of loss being estimated, the timing and amount of loss payments are subject to a great degree of variability and are contingent, among other factors, upon the timing of the claim reporting by cedants and insureds, and the determination and payment of the ultimate loss amounts through the loss adjustment process. Significant judgments and assumptions are necessary in projecting the ultimate amounts payable in the future with respect to loss events that have occurred.

Claims that have occurred as of the balance sheet date have not all been reported, and if reported may not have been settled. The time between the occurrence date and payment date of a loss is referred to as the "claim tail." Property claims usually have fairly short claim tails, and, absent litigation, are reported and settled within no more than a few years after occurrence. Casualty losses usually have very long claim tails. Casualty claims are more susceptible to litigation and can be significantly affected by changing contract interpretations and the legal environment, which contributes to extended claim tails. Claim tails for reinsurers may be further extended due to delayed reporting by ceding insurers or reinsurers due to contractual provisions or reporting practices. The loss and loss expense reserves reflected on the consolidated balance sheet include provision for those claims that have been reported (referred to as "case reserves") and for those claims that have not been reported, referred to as incurred-but-not-reported ("IBNR") reserves. Actual ultimate loss

amounts are likely to differ from amounts recorded at the balance sheet date. Changes in estimates, referred to as "loss development," are recorded as a component of losses incurred in the period of change. Wes-FIC and KBS do not use consultants to assist in reserving activities.

Reinsurance — Wes-FIC's property and casualty loss reserves derive from individual risk, multi-line and catastrophe reinsurance policies. Reserve amounts are based upon loss estimates reported by ceding companies, whose reserving techniques vary. Wes-FIC necessarily relies in part on the judgment of ceding companies' management, to which Wes-FIC management may add additional IBNR reserves, which are primarily a function of reported losses from ceding companies and anticipated loss ratios established on an individual contract basis based on Wes-FIC management's judgment as to the likely impact on each contract of major events as they become known or the history of loss reserving by the ceding companies. Ceding companies report minimal detail to their reinsurers, such as data about most individual claims, case and IBNR reserves, dismissals and settlements. Ranges of reserve amounts as a result of changes in underlying assumptions are not prepared.

Primary insurance — Property and casualty loss reserves from Wesco's primary insurance activities derive from individual risk policies written by KBS. Reserve amounts are estimated by its management on a case-by-case basis, and estimates of IBNR reserves, which amounted to $7.1 million at yearend 2006, 2005 and 2004, are based on management's judgment of the impact of current trends and other factors. Because of the low volume of losses reported annually, KBS management is intimately familiar with each, negating the need for extended actuarial studies and broad estimates of the nature typically performed by large primary insurers whose business volume requires such procedures for the development of their loss data. A range of reserve amounts as a result of changes in underlying assumptions is not prepared.

For 2006, 2005 and 2004, reinsurance generated underwriting gains of $2.5 million, $6.9 million and $17.1 million, before income taxes. The 2006 figure reflects the softening of prices in terms of premiums charged throughout 2006, as well as increased aviation losses and related expenses resulting mainly from an increase in claims in the second half of the year. The 2005 figure reflects estimated losses of $0.7 million related to Hurricane Katrina, which struck the Gulf Coast of the United States in the third quarter. Included in the 2004 figure was a pre-tax underwriting gain of $11.0 million (including $10.7 million in the fourth quarter) associated with the aforementioned commuted contract as well as an estimated loss of $0.5 million relating to hurricanes that struck the Southeastern United States that year. Excluding underwriting results attributable to the commuted contract in 2004, pre-tax underwriting gains from reinsurance for that year amounted to $6.2 million. The underwriting gains include favorable (unfavorable) reserve development of ($0.4 million) for 2006, comprised of unfavorable development of $1.7 million attributable to the aviation-related contracts, partially offset by $1.3 million of favorable development for a contract whose coverage period ended in 1989; $0.7 million for 2005, attributable to the aviation-related contracts; and $0.6 million for 2004, consisting of favorable development of $2.6 million relating to a contract whose coverage period expired in 1989, less $2.0 million of unfavorable aviation-related reserve development.

Management believes that "underwriting gain or loss" is an important measure of financial performance of insurance companies. When stated as a percentage, the sum of insurance losses, loss adjustment expenses and underwriting expenses, divided by premiums, gives the combined ratio. A combined ratio of less than 100% connotes an underwriting profit and a combined ratio of greater than 100% connotes an underwriting loss.

Excluding the results from the contract commuted in 2004, combined ratios from reinsurance activities were 94.0%, 75.9% and 77.8% for 2006, 2005 and 2004, which management considers to have been favorable. The 2006 figure reflects mainly the detrimental effects caused by the softening of premium rates, as well as less favorable claims experience with respect to the hull and liability contracts, whose participation increased by 25 percent for that year. The 2005 figure reflects estimated losses of $0.7 million, before taxes, related to Hurricane Katrina.

Underwriting results from primary insurance have also been favorable but have fluctuated from year to year as shown in the preceding table, due to timing and volatility of losses incurred. In 2006, pre-tax underwriting results declined by $2.3 million (29.9%), after having improved by $2.4 million (30.7%) for 2005. KBS' combined ratios, net of unfavorable loss development of $0.0 million for 2006, and $0.6 million each for 2005 and 2004, were 73.8%, 58.8% and 74.9% for those respective years.

Wesco's insurers cede minimal amounts of business, and as a result underwriting results may be volatile. Instead of paying reinsurers substantial amounts to minimize risks associated with significant losses, management accepts volatility in underwriting results provided the prospects of long-term underwriting profitability remain favorable. In addition, reinsurance recoverables may ultimately prove to be uncollectible if the reinsurer is unable to perform under the contract. Reinsurance contracts do not relieve the ceding company of its obligations to indemnify its own policyholders.

The income tax provision associated with the insurance segment's underwriting activities for 2005 benefited by $2.3 million relating to the resolution of an issue raised in an examination of prior year income tax returns by the Internal Revenue Service.

Since September 11, 2001, the insurance industry has been particularly concerned about its exposure to claims resulting from acts of terrorism. It should be noted that the commutation of the multi-line property and casualty contract in 2004 resulted in the return to the ceding company of all remaining liability relating to the terrorist activity of September 11, 2001. In spite of partial relief provided to the insurance industry by the Terrorism Risk Insurance Act, enacted in 2002 and amended by the Terrorism Risk Extension Act of 2005, Wes-FIC is exposed to insurance losses from terrorist events. Wes-FIC's (and thus Wesco's) exposure to such losses from an insurance standpoint cannot be predicted. Management, however, does not believe it likely that, on a worst-case basis, Wesco's shareholders' equity would be severely impacted by future terrorism-related insurance losses under reinsurance or insurance contracts currently in effect. Losses from terrorism could, however, significantly impact Wesco's periodic reported earnings.

Other industry concerns in recent years have been exposures to losses relating to environmental contamination and asbestos. Management currently believes such exposures to be minimal.

Following is a summary of investment income produced by Wesco's insurance segment (in thousands of dollars).

	Year Ended December 31,		
	2006	2005	2004
Investment income, before taxes	$83,441	$55,889	$36,058
Income taxes	24,913	16,821	9,756
Investment income, after taxes	$58,528	$39,068	$26,302

Investment income of the insurance segment comprises dividends and interest earned principally from the investment of shareholder capital (including reinvested earnings) as well as float (principally, premiums received before payment of related claims and expenses). Pre-tax investment income increased $27.6 million (49.3%) for 2006, and $19.8 million (55.0%) for 2005, from the corresponding prior year figures. These increases were due principally to higher interest rates earned on short-term investments. Dividend income improved slightly in each year.

The foregoing figures demonstrate the dramatic effect of the increases in short-term interest rates in the United States since mid-2004. Rates increased from approximately 2%, to approximately 5%, and have recently become relatively stable. Changes in rates in 2007 are not likely to affect investment income of the segment as dramatically or significantly as the changes since 2004. The Company continues to seek to invest cash balances in the purchase of businesses and in long-term equity holdings. However, absent such opportunities, investment income is likely to remain relatively stable.

Wesco's insurance subsidiaries, as a matter of practice, maintain liquidity in amounts which exceed by wide margins expected near-term requirements for payment of claims and expenses. As a result, it would be unlikely that any unanticipated payment of claims or expenses would require the liquidation of investments at a loss. Wesco does not attempt to match long-term investment maturities to estimated durations of claim liabilities. Reference is made to the table of contractual obligations appearing elsewhere in this Item 7 for an indication of the periods in which the insurance segment's losses and loss expenses are expected to be paid.

Furniture Rental Segment

Following is a summary of the results of operations of CORT Business Services Corporation ("CORT"), Wesco's furniture rental segment. (Amounts are in thousands.)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Furniture rentals	$324,300	$303,485	$275,378
Furniture sales	69,551	72,394	67,772
Service fees	6,454	8,021	10,844
	400,305	383,900	353,994
Cost of rentals, sales and fees	101,605	102,032	96,266
Selling, general and administrative expenses	252,657	250,542	249,319
Interest expense	2,711	1,575	799
	356,973	354,149	346,384
Income before income taxes	43,332	29,751	7,610
Income taxes	16,448	9,075	2,588
Segment net income	$ 26,884	$ 20,676	$ 5,022

Furniture rental revenues for 2006 increased $20.8 million (6.9%) from those of 2005, after increasing $28.1 million (10.2%) for 2005, from those of 2004. Excluding rental revenues from trade shows and locations not in operation throughout each year, rental revenues for 2006 increased 4.9% from those of 2005, following an increase of approximately 8.6% in the preceding year. The number of furniture leases outstanding at yearend 2006 was about 5.1% lower than at yearend 2005, following a decline of 3.8% in the preceding year. The decrease for 2006 was attributed mainly to softening of the housing market, which led to lower residential demand; the decrease for 2005 was attributed principally to non-renewals by customers of a competitor acquired in the later half of 2004. Despite the continued decline in the number of furniture leases, the furniture rental segment has experienced continued revenue growth in the past two years due mainly to improved pricing and, in 2006, to increased tradeshow demand.

Furniture sales revenues decreased 3.9% in 2006 following an increase of 6.8% in 2005. The sales volume is dependent on several factors, including the selection and quantity of furniture available for sale, as well as initiatives taken by management from time to time mainly through reduced selling prices. The decrease in revenues in 2006 was attributed to a variety of factors, principally the softening of the housing market and the closing of one retail location. The increase in furniture sales revenues in 2005 was attributed principally to a stronger economy as well as the initiatives taken during the year to reduce inventory. The year-to-year fluctuations are not considered significant.

Service fees for 2006 decreased $1.6 million (19.5%) from those reported for 2005, and by $2.8 million (26%) in 2005 from those of 2004. The decline in service fee revenues in recent years was principally the result of the effort to significantly reduce apartment locator-related losses by reducing apartment locator-related costs. The decreases in service fee revenues have been more than

offset by reductions in related costs and expenses. Traditionally, the furniture segment has concentrated the marketing efforts of its relocation services towards individual residential customers. In the fourth quarter of 2006 CORT began a new initiative to expand the variety of its relocation services, and it redirected the thrust of this specialty towards corporate relocation departments (see Item 1, Business).

Cost of rentals, sales and fees amounted to 25.4% of revenues for 2006, versus 26.6% for 2005 and 27.2% for 2004. The decreasing costs as percentages of revenues have been due principally to revenue growth and improvement in revenue mix, with a larger percentage of each successive year's revenue attributable to furniture rentals, which has a higher margin than furniture sales.

Selling, general, administrative and interest expenses ("operating expenses") for the segment were $252.7 million for 2006, up 0.9% from the $250.5 million incurred for 2005, following an increase of 0.5% from the $249.3 million incurred for 2004. The increase in these expenses in 2006 was attributed principally to personnel-related expenses and advertising costs, offset by a decrease in restructuring expenses related to the apartment locator business. In 2005, total operating expenses remained relatively stable due mainly to aggressive restructuring of the apartment locator-related expenses, employee headcount management and substantial improvements in occupancy expenses, essentially offset by an increase in transportation and storage costs primarily associated with the increase in the cost of fuel. Operating expenses as percentages of revenues decreased to 63.1% in 2006 from 65.7% in 2005 and 70.7% in 2004.

Furniture rental segment net income amounted to $26.9 million in 2006, $20.7 million in 2005 and $5.0 million in 2004. The improvements in each succeeding year resulted significantly from increasing revenues, changes in revenue mix, and the continued focus on controlling operating expenses.

The furniture segment's tax provision and net income for the year ended December 31, 2005 benefited by $2.1 million relating to an adjustment of a prior year tax reserve.

Industrial Segment

Following is a summary of the results of operations of the industrial segment, consisting of the businesses of Precision Steel and its subsidiaries. (Amounts are in thousands.)

	Year Ended December 31,		
	2006	2005	2004
Revenues, principally sales and services	$63,053	$61,334	$60,514
Income before income taxes	$ 1,918	$ 2,056	$ 1,758
Income taxes	707	858	664
Segment net income	$ 1,211	$ 1,198	$ 1,094

For several years prior to 2004, the operations of the industrial segment suffered due to various factors including the following: a prolonged economic downturn, a shift of production by many manufacturers from domestic to overseas facilities, periodic shortages of product from domestic mills, and extraordinary competitive pressures. Not only was there a decline in the number of orders placed, but there was also a trend towards smaller-sized orders. The severity of the impact on the industrial segment's business is demonstrated by the fact that average annual segment revenues of $47.7 million for the years 2001 through 2003 were down 27% from those reported for 1998 through 2000.

At the beginning of 2004, a shortage of raw materials from domestic mills produced near chaos in the steel service industry. Customers wishing to avoid running out of stock accelerated their purchasing, exacerbating the tumult. As the year progressed, domestic steel mills were operating at capacity and imported steel was not readily available. These and other factors enabled the mills to raise prices, place limits on order quantities and extend delivery times. Precision Steel reacted by

passing the price increases, plus normal mark-ups, on to its customers. Thus, for the year 2004, pounds of steel products sold increased 14.5% and segment revenues increased $14.4 million (31.2%); pre-tax and net income improved by $3.3 million and $2.0 million, respectively, over pre-tax and after-tax losses realized by Precision Steel in 2003.

Throughout 2005, supplies of product from domestic mills became more readily available, demand softened, competitive pressures increased, and mills lowered prices, although such prices remained approximately 40% higher than they had been two years earlier. Segment revenues for 2005 increased $0.8 million, or 1.4%, from those of 2004, despite a year-to-year 8.6% decrease in pounds of steel sold.

The year 2006 started out well; volume for the first quarter increased by 9.9% over the comparable figure for the first quarter of 2005; however, as the year progressed, increasing competitive pressures and a slowdown in domestic manufacturing activity caused volume to decline and, by yearend, volume for the year, in terms of pounds sold, was 0.4% lower than for 2005. Segment revenues, however, increased by $1.7 million (2.8%) for the year. Approximately half of the increase was attributable to an extraordinarily large sale of toolroom supplies to a single customer by Precision Steel's Precision Brand Products subsidiary in the first quarter. Excluding that transaction, segment revenues for 2006 increased by $0.8 million (1.3%) over those of 2005. A change in the mix of products sold was principally responsible for the anomalous increase in revenues.

For 2006, pre-tax income decreased by $0.1 million from the corresponding 2005 figure, while net income remained approximately unchanged. For 2005, pre-tax income increased by $0.3 million, and net income increased by $0.1 million. Precision Steel's cost of products sold percentage is very sensitive to current changes in the cost of materials purchased, because it carries its inventories at the lower of last-in, first-out ("LIFO") cost or market; under this method, the most recent costs are reflected in cost of products sold. Cost of products sold included adverse LIFO inventory accounting adjustments of $1.0 million ($0.6 million, after income taxes) for 2006, $0.3 million ($0.2 million, after income taxes) for 2005 and $2.9 million ($1.8 million, after income taxes) for 2004. Despite these adjustments, cost of sales, which, in previous years tended to fluctuate more dramatically from year to year than in recent years, amounted to 83.4%, 83.8% and 83.5% of revenues for 2006, 2005 and 2004, reflecting mainly customers' acceptance of price increases in view of periodic metal shortages. Despite improved results in recent years, management is concerned that the steel warehouse business may revert to the difficult times that prevailed prior to 2004.

As explained in Note 10 to the consolidated financial statements, Precision Steel and a subsidiary are involved in environmental litigation, the ultimate cost of which is difficult to estimate. The foregoing segment operating results reflect costs relating to this matter, less insurance reimbursements received, as follows: net costs of $0.5 million ($0.3 million, after taxes) for 2006 and $0.4 million ($0.2 million, after taxes) for 2004, and a net benefit of $0.1 million ($0.0 million, after taxes) for 2005. Had it not been for these environmental litigation-related costs and benefit, pre-tax and net income reported for the industrial segment for 2006 would have increased by $0.6 million ($0.4 million, after taxes) for 2006, and by $0.5 million ($0.3 million, after taxes) for 2005, over the segment net income figures reported for each respective prior year.

Management anticipates that additional provisions and legal fees with respect to environmental remediation may be required in the future. However, as of December 31, 2006, it was not possible to reasonably estimate the amount, if any, of additional costs or a range of costs, that may be required in connection with the matter. Although management does not anticipate that the ultimate impact of such provisions and costs, net of future insurance recoveries, if any, will be material in relation to Wesco's shareholders' equity, it believes that the effect on industrial segment and consolidated net income in any given period could be material.

Unrelated to Business Segment Operations

Set forth below is a summary of items increasing or decreasing Wesco's consolidated net income that are viewed by management as unrelated to the operations of the insurance, furniture rental and industrial segments. (Amounts are in thousands.)

	Year Ended December 31,		
	2006	2005	2004
Realized investment gains, before income tax effect	$ —	$333,241	$ —
Income taxes	—	116,635	—
Realized investment gains	$ —	$216,606	$ —
Other nonsegment items —			
Rental income from commercial real estate	$3,716	$ 3,541	$3,372
Dividend and interest income	1,063	903	786
Real estate and general and administrative expenses	(4,918)	(4,143)	(3,816)
Income (loss) before income taxes	(139)	301	342
Income taxes	385	(4,932)	(49)
Net income from other nonsegment activities	$ 246	$ 5,233	$ 391

Management's principal goal is to maximize gain in Wesco's intrinsic business value per share over the long term. Accounting consequences do not influence business decisions. There is no particular strategy as to the timing of sales of investments. Investments may be sold for a variety of reasons, including (1) the belief that prospects for future appreciation of a particular investment are less attractive than the prospects for reinvestment of the after-tax proceeds from its sale, or (2) the desire to generate funds for an acquisition or repayment of debt. Investment gains may also derive from non-cash exchanges of securities for other investment securities as a result of merger activity involving the investees.

Wesco's consolidated 2005 earnings contained net realized investment gains of $333.2 million ($216.6 million, after taxes). Of that amount, $216.1 million, after taxes, resulted from Wesco's non-cash exchange of common shares of The Gillette Company ("Gillette") for common shares of The Procter & Gamble Company ("PG") in connection with the purchase of Gillette by PG in the fourth quarter. The $332.5 million excess of fair value of the shares exchanged over Wesco's original cost basis was recorded by Wesco as a realized investment gain on October 1, the date of the transaction, as required under generally accepted accounting principles. Although the gain had a material impact on Wesco's reported earnings for the fourth quarter of 2005, there was no effect on shareholders' equity. Wesco carried its investment in Gillette at market value with unrealized gains reflected, net of potential income tax effect, in the net unrealized appreciation component of its shareholders' equity, as of September 30, 2005. Federal income taxes are not currently payable as a result of the exchange. No investment gains or losses were realized in 2006 or 2004.

Other nonsegment items include mainly (1) rental income from owned commercial real estate and (2) dividend and interest income from marketable securities and cash equivalents owned outside the insurance subsidiaries, reduced by real estate and general and administrative expenses — plus or minus income taxes related to such items. These taxes do not typically correlate well with total pre-tax income, principally because dividend income is taxed at a very low rate. Additionally, in the fourth quarter of 2005, Wesco and its MS Property Company subsidiary reduced their liabilities for deferred income taxes by an aggregate of $4.9 million. That amount is reflected as a reduction of income tax expense of activities unrelated to business segments, shown in the preceding table, as well as an increase in after-tax income, for the fourth quarter as well as the year.

* * * *

Consolidated revenues, expenses and net income reported for any period are not necessarily indicative of future revenues, expenses and net income in that they are subject to significant variations in amount and timing of investment gains and losses, as well as other unusual nonoperating items such as a large acquisition. In addition, consolidated revenues, expenses and net income are subject to external conditions such as the September 11, 2001 terrorist activity, which had an immediate impact on Wes-FIC's underwriting results, and changes in the economy, which have significantly affected CORT and Precision Steel in recent years.

Wesco is not now suffering from inflation, but its business operations have potential exposure, particularly in the insurance and industrial segments. Large unanticipated changes in the rate of inflation could adversely impact the insurance business, because premium rates are established well in advance of expenditures. Precision Steel's businesses are competitive and operate on tight gross profit margins, making their earnings susceptible to inflationary and deflationary cost changes; the impact, though not material in relation to Wesco's consolidated net income, may be significant to that of the industrial segment, due particularly to the segment's use of LIFO inventory accounting.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

Neither Wesco nor any of its subsidiaries has off-balance sheet arrangements other than the unrecorded contractual obligations discussed below. Nor do they have any insurance obligations for which estimated provisions have not been made in the accompanying consolidated financial statements or notes thereto.

Wesco and its subsidiaries have contractual obligations associated with ongoing business activities, which will result in cash payments in future periods. Certain of those obligations, such as notes payable, are reflected in the accompanying consolidated financial statements. In addition, Wesco and its subsidiaries have entered into long-term contracts to acquire goods or services in the future, which are not currently reflected in the consolidated financial statements and will be reflected in future periods as the goods are delivered or services provided. A summary of contractual obligations as of December 31, 2006 follows. (Amounts are in thousands.)

		Payments Due			
	Total	2007	2008-2009	2010-2011	Subsequently
Notes payable, including interest	$ 38,549	$ 38,349	$ —	$ —	$ 200
Operating lease obligations	105,285	25,503	40,751	24,620	14,412
Payment of insurance losses and loss adjustment expenses*	78,310	78,310	—	—	—
Purchase obligations, other than for capital expenditures	14,226	13,051	1,137	38	—
Construction of condominiums	22,710	22,710	—	—	—
Other, principally deferred compensation	5,176	537	38	—	4,600
Totals	$264,256	$178,460	$41,926	$24,658	$19,212

*Amounts and timing of payments are significantly dependent on estimates. See Critical Accounting Policies and Practices below.

CRITICAL ACCOUNTING POLICIES AND PRACTICES

Wesco's consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The significant accounting policies and practices followed by Wesco are set forth in Note 1 to the accompanying consolidated financial statements. Following are the accounting policies and practices considered by Wesco's management to be critical to the determination of consolidated financial position and results of operations.

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period reported upon. In particular, estimates of unpaid losses and loss adjustment expenses for property and casualty insurance are subject to considerable estimation error due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. The estimates and assumptions are based on management's evaluation of the relevant facts and circumstances using information available at the time such estimates and assumptions are made. The amounts of such assets, liabilities, revenues and expenses included in the consolidated financial statements may differ significantly from those that might result from use of estimates and assumptions based on facts and circumstances not yet available. Although Wesco's management does not believe such changes in estimates would have a materially adverse effect on shareholders' equity, they could produce a material effect on results of operations in a reporting period.

Investments

The appropriate classifications of investments in securities with fixed maturities and marketable equity securities are established at the time of purchase and reevaluated as of each balance sheet date. There are three permissible classifications: held-to-maturity, trading, and, when neither of those classifications is applicable, available-for-sale. In recent years, all equity and fixed-maturity investments have been classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of applicable deferred income taxes, reported as a separate component of shareholders' equity.

Rental Furniture

Rental furniture consists principally of residential and office furniture which is available for rental or, if no longer up to rental standards or excessive in quantity, for sale. Rental furniture is carried at cost, less accumulated depreciation calculated primarily on a declining-balance basis over 3 to 5 years using estimated salvage values of 25 to 40 percent of original cost.

Revenue Recognition

Insurance premiums are recognized as earned revenues in proportion to the insurance protection provided, which in most cases is pro rata over the term of each contract. Unearned insurance premiums are deferred in the liability section of the consolidated balance sheet. Certain costs of acquiring premiums are deferred in other assets on Wesco's consolidated balance sheet, and charged to income as the premiums are earned.

Furniture rentals are recognized as revenue proportionately over the rental contract period; rentals received in advance are deferred in the liability section of the consolidated balance sheet. Related costs comprise the main element of cost of products and services sold on the consolidated income statement and include depreciation expense, repairs and maintenance and inventory losses. Revenues from product sales are recognized upon passage of title to the customer, which coincides with product shipment, delivery or acceptance, depending on the sales arrangement.

Losses and Loss Adjustment Expenses

Liabilities for insurance losses and loss adjustment expenses represent estimates of the ultimate amounts payable under property and casualty reinsurance and insurance contracts related to losses occurring on or before the balance sheet date. As of that date, some incurred claims have not yet been reported (and some of these may not be reported for many years); the liability for unpaid losses includes significant estimates for these claims. Liabilities for insurance losses are determined from (1) individual case amounts, (2) reports from ceding insurers, and (3) past experience. Considerable

judgment is required to evaluate claims and estimate claims liabilities in connection with reinsurance contracts because of the inherent delays in receiving loss information from ceding companies. As further data become available, the liabilities are reevaluated and adjusted as appropriate. Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and some take years to settle, especially if legal action is involved. Actual ultimate claims amounts are likely to differ from amounts recorded at the balance sheet date. Changes in estimates are recorded as a component of losses incurred in the period of change.

Provisions for losses and loss adjustment expenses are reported in the consolidated statement of income after deducting estimates of amounts that will be recoverable under reinsurance contracts. Reinsurance contracts do not relieve the ceding companies of their obligations to indemnify policyholders with respect to the underlying insurance contracts.

Goodwill

Goodwill of acquired businesses represents the excess of the cost of acquired entities (principally CORT) over the fair values assigned to assets acquired and liabilities assumed. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires the Company to test goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Annual impairment tests are performed in the fourth quarter of each year using a variety of methods that require that certain assumptions and estimates be made regarding economic factors and future profitability. Impairments, if any, are charged to earnings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Wesco's consolidated balance sheet contains substantial amounts of investments whose estimated fair (carrying) values are subject to market risks. Values of marketable equity securities are subject to fluctuations in their stock market prices, and values of securities with fixed maturities are subject to changes in interest rate levels. Apart from investments, the consolidated balance sheet at December 31, 2006 did not contain significant assets or liabilities with values subject to these or other potential market exposures such as those relating to changes in commodity prices or foreign exchange rates. Wesco does not utilize derivatives to manage market risks.

EQUITY PRICE RISK

Wesco's consolidated balance sheet at December 31, 2006 contained $1.04 billion of marketable equity securities stated at market value, up from $885 million one year earlier. The increase was due to an increase in market values as well as the purchase of securities at cost of $18.9 million during 2006. The carrying values of Wesco's equity securities are exposed to market price fluctuations, which may be accentuated by the concentration existing in the equity portfolio. (At December 31, 2006, two investments comprised 78% of the carrying value of the consolidated equity portfolio.) In addition, the businesses represented by the equity investments are exposed to risks related to other markets. The two largest holdings of the consolidated group at December 31, 2006 ($807 million, combined) were common stocks of The Procter & Gamble Company and The Coca-Cola Company, both of which have global operations and thus are subject to changes in foreign currency exchange rates. These and other market risks to which these investees are subject, such as commodity price fluctuations, are required, where material, to be reported upon in the filings these companies make with the SEC, which are available to the public.

Strategically, Wesco strives to invest in businesses that possess excellent economics, with able and honest management, at sensible prices. Wesco's management prefers to invest a meaningful amount in each investee, resulting in concentration. Most equity investments are expected to be held for long periods of time; thus, Wesco's management is not ordinarily troubled by short-term price volatility with respect to its investments provided that the underlying business, economic and

management characteristics of the investees remain favorable. Wesco strives to maintain above-average levels of shareholders' equity as well as much liquidity to provide a margin of safety against short-term equity price volatility.

The carrying values of investments subject to equity price risks are based on quoted market prices. Market prices are subject to fluctuation and, consequently, the amount realized upon the subsequent sale of an investment may significantly differ from the reported market value. Fluctuation in the market price of a security may result from perceived changes in the underlying economic characteristics of the investee, the relative prices of alternative investments, or general market conditions. Furthermore, amounts realized upon the sale of a particular security may be adversely affected if a relatively large quantity of the security is being sold.

The following table summarizes Wesco's equity price risks as of December 31, 2006 and 2005. It shows the effects of a hypothetical 30% overall increase or decrease in market prices of marketable equity securities owned by the Wesco group on total recorded market value and, after tax effect, on Wesco's shareholders' equity at each of those dates. (Amounts are in thousands.)

	December 31, 2006		December 31, 2005	
	Increase	**Decrease**	**Increase**	**Decrease**
Market value of marketable equity securities —				
As recorded	$1,040,550	$1,040,550	$ 884,673	$ 884,673
Hypothetical	1,352,716	728,385	1,150,075	619,271
Shareholders' equity —				
As recorded	2,400,338	2,400,338	2,230,432	2,230,432
Hypothetical	2,603,245	2,197,430	2,402,943	2,057,921

The 30% hypothetical changes in market values assumed in preparing the tables do not reflect what could be considered best- or worst-case scenarios. Indeed, actual results could be much worse or better due both to the nature of equity markets and the aforementioned concentration existing in Wesco's equity investment portfolio.

INTEREST RATE RISK

Wesco's consolidated balance sheet at December 31, 2006 contained $1.26 billion of cash and cash equivalents and $82 million of securities with fixed maturities stated at fair value, versus $1.19 billion of cash and cash equivalents and $74 million of securities with fixed maturities one year earlier. Consequently, market value risks with respect to interest-rate movements or other factors as of December 31, 2006 are considered insignificant.

The fair values of Wesco's fixed-maturity investments fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values. Fair values of Wesco's investments may also be affected by the creditworthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

FORWARD-LOOKING STATEMENTS

Certain written or oral representations of management stated in this annual report or elsewhere constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, as contrasted with statements of historical fact. Forward-looking statements include statements which are predictive in nature, or which depend upon or refer to future events or conditions, or which include words such as *expects, anticipates, intends, plans, believes, estimates, may,* or *could,* or which involve hypothetical events. Forward-looking statements are based on information currently available and are subject to various risks and uncertainties that could cause actual events or results to differ materially from those characterized as being likely or possible to occur. Such statements should be considered judgments only, not guarantees, and Wesco's management assumes no duty, nor has it any specific intention, to update them.

Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors. The principal important risk factors that could cause Wesco's actual performance and future events and actions to differ materially from those expressed in or implied by such forward-looking statements include, but are not limited to those risks reported in Item 1A, Risk Factors, but also to the occurrence of one or more catastrophic events such as acts of terrorism, hurricanes, or other events that cause losses insured by Wesco's insurance subsidiaries, changes in insurance laws or regulations, changes in income tax laws or regulations, and changes in general economic and market factors that affect the prices of investment securities or the industries in which Wesco and its affiliates do business.

Item 8. Financial Statements and Supplementary Data

Following is an index to financial statements and related schedules of Wesco appearing in this report:

Listed below are financial statement schedules required by the SEC to be included in this report. The data appearing therein should be read in conjunction with the consolidated financial statements and notes thereto of Wesco and the independent auditors' report referred to above. Schedules not included with these financial statement schedules have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable, as there were no such changes or disagreements.

Item 9A. Controls and Procedures

An evaluation was performed under the supervision and with the participation of the Company's management, including Charles T. Munger, its Chief Executive Officer and Jeffrey L. Jacobson, its Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006. Based on that evaluation, Messrs. Munger and Jacobson concluded that the Company's disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in reports it files or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported as specified in the rules and forms of the Securities Exchange Commission, and are effective to ensure that information required to be disclosed by Wesco in the reports it files or submits under the Exchange Act, as amended, is accumulated and communicated to Wesco's management, including Mr. Munger and Mr. Jacobson, as appropriate to allow timely decisions regarding required disclosure.

There has been no change in the Company's internal control over financial reporting during the fiscal quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Wesco's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) under the Exchange Act. The internal control system of Wesco and its subsidiaries is designed to provide reasonable assurance regarding the preparation and fair presentation of Wesco's published consolidated financial statements. Under the supervision and with the participation of our management, including Charles T. Munger, our principal executive officer, and Jeffrey L. Jacobson, our principal financial officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 as required by Rule 13a-15(c) under the Exchange Act. In making this assessment, we used the criteria set forth in the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, we concluded that Wesco's internal control over financial reporting was effective as of December 31, 2006.

Wesco's independent registered public accounting firm has audited our assessment of internal control over financial reporting as of December 31, 2006. Their report appears immediately below.

WESCO FINANCIAL CORPORATION

Pasadena, California
February 27, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wesco Financial Corporation
Pasadena, California

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Wesco Financial Corporation and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended December 31, 2006 of the Company and our report dated February 27, 2007 expressed an unqualified opinion on those financial statements and financial statement schedule.

Deloitte & Touche LLP

Omaha, Nebraska
February 27, 2007

Item 9B. Other Information

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information set forth in the sections entitled "Election of Directors," "Executive Officers," "Corporate Governance" and "Code of Business Conduct and Ethics" appearing in the definitive combined notice of annual meeting and proxy statement of Wesco for its annual meeting of shareholders scheduled to be held May 9, 2007 (the "2007 Proxy Statement") is incorporated herein by reference.

Item 11. Executive Compensation

The information set forth in the sections "Compensation of Executive Officers," "Compensation Discussion and Analysis" and "Director Compensation" in the 2007 Proxy Statement is incorporated herein by reference. All such compensation is cash compensation; Wesco neither has, nor is considering having, any stock option plan or other equity compensation arrangement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The information set forth in the sections "Voting Securities and Principal Holders Thereof," "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(A) Beneficial Ownership Reporting Compliance" in the 2007 Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Certain information set forth in the sections "Election of Directors," "Voting Securities and Principal Holders Thereof," "Compensation of Executive Officers," "Director Compensation," "Corporate Governance" and "Compensation Discussion and Analysis" in the 2007 Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information set forth in the section "Independent Registered Public Accounting Firm" in the 2007 Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

The following exhibits (listed by numbers corresponding to Table 1 of Item 601 of Regulation S-K) are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference:

3a — Articles of incorporation and by-laws of Wesco (filed as exhibit 3a to Wesco's Form 10-K for the year ended December 31, 1999 — Commission File No. 1-4720)

14 — Code of Ethics (may be accessed through Wesco's website, www.wescofinancial.com.)

21 — List of subsidiaries

31(a) — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (chief executive officer)

31(b) — Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (chief financial officer)

32(a) — Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (chief executive officer)

32(b) — Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (chief financial officer)

Instruments defining the rights of holders of long-term debt of Wesco and its subsidiaries are not being filed since the total amount of securities authorized by all such instruments does not exceed 10% of the total assets of Wesco and its subsidiaries on a consolidated basis as of December 31, 2006. Wesco hereby agrees to furnish to the Commission upon request a copy of any such debt instrument to which it is a party.

The index to financial statements and related schedules set forth in Item 8 of this report is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESCO FINANCIAL CORPORATION

By: /s/ CHARLES T. MUNGER
Charles T. Munger — February 27, 2007
Chairman of the Board and President (principal executive officer)

By: /s/ JEFFREY L. JACOBSON
Jeffrey L. Jacobson — February 27, 2007
Vice President and Chief Financial Officer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ CAROLYN H. CARLBURG
Carolyn H. Carlburg — February 27, 2007
Director

/s/ ROBERT E. DENHAM
Robert E. Denham — February 27, 2007
Director

/s/ ROBERT T. FLAHERTY
Robert T. Flaherty — February 27, 2007
Director

/s/ PETER D. KAUFMAN
Peter D. Kaufman — February 27, 2007
Director

/s/ CHARLES T. MUNGER
Charles T. Munger — February 27, 2007
Director

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wesco Financial Corporation
Pasadena, California

We have audited the accompanying consolidated balance sheets of Wesco Financial Corporation and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 8. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wesco Financial Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Omaha, Nebraska
February 27, 2007

WESCO FINANCIAL CORPORATION
CONSOLIDATED BALANCE SHEET

(Dollar amounts in thousands)

	December 31, 2006	December 31, 2005
ASSETS		
Cash and cash equivalents	$1,257,351	$1,194,113
Investments:		
Securities with fixed maturities	81,861	74,441
Marketable equity securities	1,040,550	884,673
Accounts receivable	60,386	53,987
Rental furniture	182,846	187,572
Goodwill of acquired businesses	266,607	266,607
Other assets	80,704	67,118
	$2,970,305	$2,728,511
LIABILITIES AND SHAREHOLDERS' EQUITY		
Insurance losses and loss adjustment expenses —		
Affiliated business	$ 29,761	$ 19,697
Unaffiliated business	48,549	42,283
Unearned insurance premiums —		
Affiliated business	14,062	12,301
Unaffiliated business	15,298	16,092
Deferred furniture rental income and security deposits	20,440	22,204
Accounts payable and accrued expenses	48,258	52,587
Notes payable	38,200	42,300
Income taxes payable, principally deferred	355,399	290,615
	569,967	498,079
Shareholders' equity:		
Capital stock, $1 par value — authorized, 7,500,000 shares; issued and outstanding, 7,119,807 shares	7,120	7,120
Additional paid-in capital	26,204	26,204
Accumulated other comprehensive income	344,978	256,710
Retained earnings	2,022,036	1,940,398
Total shareholders' equity	2,400,338	2,230,432
	$2,970,305	$2,728,511

See notes to consolidated financial statements.

WESCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF INCOME

(Dollar amounts in thousands except for amounts per share)

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenues:			
Furniture rentals	$324,300	$303,485	$275,378
Sales and service revenues	139,058	141,749	139,130
Insurance premiums earned —			
Affiliated business	32,643	32,450	19,371
Unaffiliated business	21,506	17,032	35,218
Dividend and interest income	84,504	56,792	36,844
Realized investment gains	—	333,241	—
Other	3,716	3,541	3,372
	605,727	888,290	509,313
Costs and expenses:			
Cost of products and services sold	154,218	153,402	146,783
Insurance losses and loss adjustment expenses —			
Affiliated business	21,401	11,990	(2,251)
Unaffiliated business	9,944	9,482	22,209
Insurance underwriting expenses —			
Affiliated business	7,566	6,611	6,646
Unaffiliated business	7,294	6,832	5,458
Selling, general and administrative expenses	265,327	262,594	261,434
Interest expense	2,711	1,575	799
	468,461	452,486	441,078
Income before income taxes and minority interest	137,266	435,804	68,235
Income taxes	45,233	141,225	20,808
Net income	$ 92,033	$294,579	$ 47,427
Amounts per capital share based on 7,119,807 shares outstanding throughout each year:			
Net income	$ 12.93	$ 41.37	$ 6.66
Cash dividends	1.46	1.42	1.38

See notes to consolidated financial statements.

WESCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(Dollar amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
Capital Stock:			
Balance at beginning and end of year	$ 7,120	$ 7,120	$ 7,120
Additional Paid-in Capital:			
Balance at beginning and end of year	$ 26,204	$ 26,204	$ 26,204
Retained Earnings:			
Balance at beginning of year	$1,940,398	$1,655,929	$1,618,324
Net income	92,033	294,579	47,427
Cash dividends declared and paid	(10,395)	(10,110)	(9,822)
Balance at end of year	$2,022,036	$1,940,398	$1,655,929
Accumulated Other Comprehensive Income:			
Unrealized appreciation of investments	$ 136,038	$ (263,026)	$ 1,862
Applicable income taxes	(47,770)	92,046	(714)
Other comprehensive income	88,268	(170,980)	1,148
Accumulated other comprehensive income at beginning of year	256,710	427,690	426,542
Accumulated other comprehensive income at end of year	$ 344,978	$ 256,710	$ 427,690
Comprehensive Income:			
Net income	$ 92,033	$ 294,579	$ 47,427
Other comprehensive income	88,268	(170,980)	1,148
Total comprehensive income	$ 180,301	$ 123,599	$ 48,575

See notes to consolidated financial statements.

WESCO FINANCIAL CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS

(Dollar amounts in thousands)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 92,033	$ 294,579	$ 47,427
Adjustments to reconcile net income with net cash flows from operating activities —			
Gross profit on sale of rental furniture	(25,468)	(24,955)	(25,956)
Investment gains	—	(333,241)	—
Depreciation and amortization	41,732	38,887	36,473
Increase (decrease) in liabilities for insurance losses and loss adjustment expenses —			
Affiliated business	10,064	4,787	(52,506)
Unaffiliated business	6,266	1,031	6,142
Increase (decrease) in unearned insurance premiums —			
Affiliated business	1,761	(1,817)	5,472
Unaffiliated business	(794)	4,869	(9,124)
Increase in income taxes payable	17,014	110,656	24,050
Other, net	(10,141)	6,605	23,715
Net cash flows from operating activities	132,467	101,401	55,693
Cash flows from investing activities:			
Purchases of securities with fixed maturities	(42,804)	(24,368)	(2,907)
Purchases of rental furniture	(80,151)	(97,297)	(76,532)
Purchases of equity securities	(18,856)	(51,886)	—
Proceeds from redemptions and maturities of securities with fixed maturities	34,465	29,676	72,592
Proceeds from sales of securities with fixed maturities	—	11,577	—
Proceeds from sales of rental furniture	70,189	72,000	67,772
Acquisitions of businesses, net of cash and cash equivalents acquired	—	—	(12,704)
Additions to condominium construction in process	(14,905)	(9,029)	(2,236)
Other, net	(2,672)	(2,089)	299
Net cash flows from investing activities	(54,734)	(71,416)	46,284
Cash flows from financing activities:			
Borrowings (repayments) under revolving credit facility, net	(4,100)	13,100	16,900
Repayment of notes payable, net	—	(25)	(354)
Payment of cash dividends	(10,395)	(10,110)	(9,822)
Net cash flows from financing activities	(14,495)	2,965	6,724
Increase in cash and cash equivalents	63,238	32,950	108,701
Cash and cash equivalents — beginning of year	1,194,113	1,161,163	1,052,462
Cash and cash equivalents — end of year	$1,257,351	$1,194,113	$1,161,163
Supplementary disclosures:			
Interest paid during year	$ 2,589	$ 481	$ 375
Income taxes paid (recovered) during year, net	28,484	34,648	(7,142)

See notes to consolidated financial statements.

WESCO FINANCIAL CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands except for amounts per share)

Note 1. Significant Accounting Policies and Practices

Nature of operations, basis of consolidation, and presentation

Wesco Financial Corporation ("Wesco") is, indirectly, an 80.1%-owned subsidiary of Berkshire Hathaway Inc. ("Berkshire"). Wesco is a holding company. Its consolidated financial statements include the accounts of Wesco and its subsidiaries, all wholly owned. Its principal subsidiaries are Wesco-Financial Insurance Company ("Wes-FIC"), The Kansas Bankers Surety Company ("KBS"), CORT Business Services Corporation ("CORT") and Precision Steel Warehouse, Inc. ("Precision Steel"). Further information regarding these businesses is contained in Note 12. Intercompany balances and transactions are eliminated in the preparation of the consolidated financial statements.

The operations of Wes-FIC are managed by Berkshire Hathaway's National Indemnity Company ("NICO") subsidiary. Historically, a significant part of Wes-FIC's insurance business has derived from contracts with NICO and other wholly owned insurance subsidiaries of Berkshire. To simplify discussion, the term "Berkshire Insurance Group," as used herein, refers to those companies, individually or collectively, although Berkshire also includes in its insurance group the insurance subsidiaries that are 80.1%-owned through Berkshire's ownership of Wesco. Terms of Wes-FIC's participation in the insurance contracts are essentially identical to those by which the other Berkshire Insurance Group members participate except as to the relative percentages of their participation in the various contracts. Financial data appearing in the accompanying consolidated financial statements relative to business with the Berkshire Insurance Group is designated as affiliated business.

Accounting pronouncements not yet in effect

In July 2006, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which requires expanded disclosure and clarifies the accounting for uncertainty of income tax positions taken or expected to be taken in income tax returns when it is likely that an examination of the tax returns will result in the assessment of additional taxes. FIN 48 requires the recognition in the financial statements of the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 will be effective as of the beginning of 2007, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. Wesco is currently evaluating the impact on its consolidated financial statements of adopting FIN 48. Wesco's management does not believe that any accounting pronouncements issued to date by the FASB or other applicable authorities and required to be adopted after yearend 2006 are likely to have a material effect on shareholders' equity.

Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period reported upon. In particular, estimates of unpaid losses and loss adjustment expenses for property and casualty insurance are subject to considerable estimation error due to the inherent uncertainty in projecting ultimate claim amounts that will be reported and settled over a period of many years. The estimates and assumptions are based on management's evaluation of the relevant facts and circumstances using information available at the time such estimates and assumptions are made. The amounts of such assets, liabilities, revenues and expenses included in the consolidated financial statements may differ significantly from those that

might result from use of estimates and assumptions based on facts and circumstances not yet available. Although Wesco's management does not believe such changes in estimates would have a materially adverse effect on shareholders' equity, they could produce a material effect on results of operations in a reporting period.

Cash equivalents

Cash equivalents consist of funds invested in U.S. Treasury Bills, money market accounts, and in other investments with a maturity of three months or less when purchased.

Investments

The appropriate classifications of investments in securities with fixed maturities and marketable equity securities are established at the time of purchase and reevaluated as of each balance sheet date. There are three permissible classifications: held-to-maturity, trading, and, when neither of those classifications is applicable, available-for-sale. In recent years, all equity and fixed-maturity investments have been classified as available-for-sale and carried at fair value, with unrealized gains and losses, net of applicable deferred income taxes, reported as a separate component of shareholders' equity.

Realized investment gains and losses, determined on a specific-identification basis, are included in the consolidated statement of income, as are provisions for other-than-temporary declines in market or estimated fair value, when applicable.

Accounts receivable

Substantially all accounts receivable are due from customers located within the United States. Accounts receivable are recorded net of an allowance for doubtful accounts, based on a review of specifically identified accounts in addition to an overall collectibility analysis. Judgments are made with respect to the collectibility of accounts receivable based on historical experience and current economic trends. Actual losses could differ from those estimates.

Rental furniture

Rental furniture consists principally of residential and office furniture which is available for rental or, if no longer up to rental standards, for sale. Rental furniture is carried at cost, less accumulated depreciation calculated primarily on a declining-balance basis over 3 to 5 years using estimated salvage values of 25 to 40 percent of original cost.

Goodwill of acquired businesses

Goodwill of acquired businesses represents the excess of the cost of acquired entities over the fair values assigned to assets acquired and liabilities assumed. The Company accounts for goodwill in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which requires the Company to test goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying values may not be recoverable. Annual impairment tests are performed in the fourth quarter of each year using a variety of methods that require that certain assumptions and estimates be made regarding economic factors and future profitability. Impairments, if any, are charged to earnings.

Inventories

Inventories of $7,942 and $6,376, included in other assets on the accompanying consolidated balance sheet at December 31, 2006 and 2005, are stated at lower of last-in, first-out ("LIFO") cost

or market; under this method, the most recent costs are reflected in cost of products sold. The aggregate difference in value between LIFO cost and cost determined under FIFO methods was $9,169 and $8,025 as of December 31, 2006 and December 31, 2005, respectively. LIFO inventory accounting adjustments decreased income before income taxes by $994, $347 and $2,918 ($598, $208 and $1,755, after income taxes) for 2006, 2005 and 2004, respectively.

Revenue recognition

Insurance premiums are recognized as earned revenues in proportion to the insurance protection provided, which in most cases is pro rata over the term of each contract. Unearned insurance premiums are deferred in the liability section of the consolidated balance sheet. Certain costs of acquiring insurance premiums — commissions, premium taxes, and other — are deferred and charged to income as the premiums are earned.

Furniture rentals are recognized as revenue proportionately over the rental contact period; rentals received in advance are deferred in the liability section of the consolidated balance sheet. Costs related to furniture rentals comprise the main element of cost of products and services sold on the consolidated income statement and include depreciation expense, repairs and maintenance, and inventory losses. Revenues from product sales are recognized upon passage of title to the customer, which coincides with customer pickup, product shipment, delivery or acceptance, depending on the sales arrangement.

Losses and loss adjustment expenses

Liabilities for insurance losses and loss adjustment expenses represent estimates of the ultimate amounts payable under property and casualty reinsurance and insurance contracts related to losses occurring on or before the balance sheet date. As of that date, some incurred claims have not yet been reported (and some of these may not be reported for many years); the liability for unpaid losses includes significant estimates for these claims. Liabilities for insurance losses are determined from (1) individual case amounts, (2) reports from ceding insurers, and (3) past experience. Considerable judgment is required to evaluate claims and estimate claim liabilities in connection with reinsurance contracts because of the inherent delays in receiving loss information from ceding companies. As further data become available, the liabilities are reevaluated and adjusted as appropriate. Additionally, reported claims are in various stages of the settlement process. Each claim is settled individually based upon its merits, and some take years to settle, especially if legal action is involved. Actual ultimate claims amounts are likely to differ from amounts recorded at the balance sheet date. Changes in estimates are recorded as a component of losses incurred in the period of change.

Provisions for losses and loss adjustment expenses are reported in the consolidated statement of income after deducting estimates of amounts that will be recoverable under reinsurance contracts. Reinsurance contracts do not relieve the ceding companies of their obligations to indemnify policyholders with respect to the underlying insurance contracts.

Income taxes payable

Income taxes are accounted for using the liability method. Under this method, temporary differences between financial statement and tax return bases of assets and liabilities at each balance sheet date are multiplied by the tax rates in effect at that date, with the results reported on the balance sheet as net deferred tax liability. The effect of a change in tax rate on such deferred items is required, under GAAP, to be reflected when enacted in the consolidated statement of income even though the original charge or credit for income taxes has been charged or credited to shareholders' equity, as in the case of unrealized appreciation of investments. As the temporary differences reverse in future periods, the taxes become currently payable or recoverable.

Dollar amounts in thousands except for amounts per share

Note 2. Investments

Following is a summary of investments in securities with fixed maturities:

	December 31, 2006		December 31, 2005	
	Amortized Cost	Estimated Fair (Carrying) Value	Amortized Cost	Estimated Fair (Carrying) Value
Mortgage-backed securities	$39,173	$39,799	$45,569	$47,174
Other, principally U.S. government obligations	42,070	42,062	27,272	27,267
	$81,243	$81,861	$72,841	$74,441

At yearend 2006 and 2005, the estimated fair values of securities with fixed maturities contained unrealized gains of $633 and $1,606. Unrealized losses at yearend 2006 and 2005 totaled $15 and $6.

Shown below are the amortized cost and estimated fair values of securities with fixed maturities at December 31, 2006, by contractual maturity dates.

	Amortized Cost	Estimated Fair (Carrying) Value
Due in 2007	$42,070	$42,062
Mortgage-backed securities	39,173	39,799
	$81,243	$81,861

Following is a summary of investments in marketable equity securities (all common stocks):

	December 31, 2006		December 31, 2005	
	Cost	Fair (Carrying) Value	Cost	Fair (Carrying) Value
The Procter & Gamble Company	$424,367	$ 459,820	$424,367	$414,103
The Coca-Cola Company	40,761	347,670	40,761	290,458
American Express Company	18,108	117,888	18,108	99,992
Other	27,768	115,172	8,912	80,120
	$511,004	$1,040,550	$492,148	$884,673

On October 1, 2005, The Procter & Gamble Company ("PG") acquired 100% of The Gillette Company ("Gillette") by issuing 0.975 shares of its common stock for each outstanding share of Gillette common stock. Wesco realized a non-cash pre-tax investment gain of $332,480 upon the exchange of Gillette shares for PG shares. The cost of PG shares in the table above includes the fair value of the Gillette shares exchanged for PG shares.

There were no unrealized losses of equity securities at December 31, 2006. Total unrealized losses of equity securities at December 31, 2005 were $10,264, all of which related to securities in an unrealized loss position for less than twelve months as of that date.

Realized investment gains are summarized below.

	December 31, 2006	December 31, 2005
Realized investment gains	$ —	$333,255
Realized investment losses	—	(14)
	$ —	$333,241

Dollar amounts in thousands except for amounts per share

Although the investments of Wesco and its subsidiaries are subject to market risks, derivatives are not utilized to manage risks.

Note 3. Accounts Receivable

Accounts receivable are comprised of the following.

	December, 31 2006	December 31, 2005
Trade accounts receivable	$62,971	$56,372
Allowance for uncollectible accounts	(2,585)	(2,385)
	$60,386	$53,987

Note 4. Rental Furniture

Following is a breakdown of rental furniture:

	December 31, 2006	December 31, 2005
Cost of rental furniture	$278,177	$275,135
Less accumulated depreciation	(95,331)	(87,563)
	$182,846	$187,572

Note 5. Goodwill

At yearends 2006 and 2005, the balance of goodwill carried as an asset on Wesco's consolidated balance sheet amounted to $266,607, of which $239,616 related to Wesco's acquisition of CORT, with the balance pertaining to the KBS acquisition. SFAS No. 142 requires that a two-step impairment test be performed annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. The first step of the test for impairment compares the book value of the Company's reporting unit to its estimated fair value. The second step of the goodwill impairment test, which is only required when the net book value of the reporting unit exceeds the fair value, compares the implied fair value of goodwill to its book value to determine if an impairment is required.

Because fair value is believed to exceed book value, step two was not required. Fair value is estimated using a variety of techniques and considerable judgment is required. Under the income approach, the Company estimates the fair value of the reporting unit based on the present value of future cash flows. This approach is dependent on a number of factors including projections of future earnings and discount rates. Although management believes the determination was based on reasonably conservative estimates, results of future operations are uncertain and potential revisions to the projections of future earnings or discount rates, caused by adverse changes to the underlying long-term economics of the business, could lead to an impairment of all or a portion of goodwill in future periods.

Dollar amounts in thousands except for amounts per share

Note 6. Insurance Losses and Loss Adjustment Expenses Payable

The balances of unpaid losses and loss adjustment expenses are based upon estimates of the ultimate claim costs associated with property and casualty claim occurrences as of the balance sheet dates including estimates for incurred but not reported ("IBNR") claims. Considerable judgment is required to evaluate claims and establish estimated claim liabilities, particularly with respect to certain casualty or liability claims, which are typically reported over long periods of time and subject to changing legal and litigation trends. The delay in claim reporting is exacerbated in reinsurance of liability or casualty claims as claim reporting by ceding companies is also delayed by contract terms.

Following is a summary of liabilities for unpaid losses and loss adjustment expenses for each of the past three years:

	2006	2005	2004
Gross liabilities at beginning of year	$61,980	$56,162	$102,526
Less ceded liabilities	(6,142)	(1,880)	(500)
Net balance at beginning of year	55,838	54,282	102,026
Incurred losses recorded during year —			
For current year	30,923	21,507	25,249
For all prior years	422	(35)	(5,291)
Total incurred losses	31,345	21,472	19,958
Payments made during year —			
For current year	7,925	7,234	6,238
For all prior years	12,576	12,682	61,464
Total payments	20,501	19,916	67,702
Net liabilities at end of year	66,682	55,838	54,282
Plus ceded liabilities	11,628	6,142	1,880
Gross liabilities at end of year	$78,310	$61,980	$ 56,162

Incurred losses "for all prior years," commonly known as "reserve development," represents the net amount of estimation error charged (credited) to earnings with respect to the liabilities established as of the beginning of the year. Reference is made to Note 12, Business Segment Data, for a summary of the principal insurance activities in which Wesco's insurance segment has engaged in the past three years. During 2006, reserve development of $422 was attributed principally to $1,703 of unfavorable loss development of aviation-related reinsurance, partially offset by favorable development ($1,284) for a contract whose coverage period ended in 1989. During 2005, reserve development of ($35) was credited to income and was attributed to $683 of favorable loss development of aviation-related reinsurance, less unfavorable development of $648 relating to primary insurance.

In 2004 the Company commuted its participation in a multi-year reinsurance contract covering certain multi-line property and casualty risks of a large, unaffiliated insurer under a contract entered into in 2000. Payments made during 2004 for losses incurred in prior years included $37,585 resulting from commutation of the contract. As a result, the Company has no further loss exposure under the contract, including exposures related to the terrorist activity of September 11, 2001. Accordingly, no loss reserves remain on the accompanying consolidated balance sheet for this contract. The favorable development for 2004 resulted almost entirely from the commutation of that agreement.

Dollar amounts in thousands except for amounts per share

Note 7. Notes Payable and Other Contractual Obligations

Following is a summary of notes payable, at year end:

	December 31, 2006	December 31, 2005
Revolving credit facility	$38,000	$42,100
Other	200	200
	$38,200	$42,300

The credit facility, used in the furniture rental business, totals $100,000 and is unsecured. The weighted average annual interest rate on amounts outstanding under the revolving credit facility at yearend 2006 was 5.56% in addition to an annual commitment fee of .075% of the total credit facility. The underlying agreement does not contain any materially restrictive covenants, and is guaranteed by Berkshire. The credit facility expires in June 2011. In addition to the $38,000 of loans outstanding at December 31, 2006, the business was contingently liable with respect to letters of credit totaling $10,851.

Estimated fair values of the notes payable at yearend 2006 and 2005 approximated carrying values of $38,200 and $42,300.

In addition to recorded liabilities, Wesco at yearend 2006 had operating lease obligations aggregating $105,285 (payable in 2007, $25,503; in 2008, $22,725; in 2009, $18,026; in 2010, $14,553; in 2011, $10,067; and thereafter, $14,411) and other contractual obligations aggregating $80,661. Rent expense amounted to $29,570, $28,503 and $29,800 for 2006, 2005 and 2004.

Note 8. Income Taxes

Following is a breakdown of income taxes payable at 2006 and 2005 yearends:

	December 31, 2006	December 31, 2005
Deferred tax liabilities, relating to —		
Appreciation of investments	$186,553	$139,048
Cost basis differences in investments	116,368	116,368
Other items	40,004	47,679
	342,925	303,095
Deferred tax assets	(20,353)	(27,232)
Net deferred tax liabilities	322,572	275,863
Taxes currently payable	32,827	14,752
Income taxes payable	$355,399	$290,615

Dollar amounts in thousands except for amounts per share

The consolidated statement of income contains a provision (benefit) for income taxes, as follows:

	2006	2005	2004
Federal	$43,251	$141,406	$19,894
State	1,982	(181)	914
Provision for income taxes	$45,233	$141,225	$20,808
Current	$46,871	$ 38,816	$16,984
Deferred	(1,638)	102,409	3,824
Provision for income taxes	$45,233	$141,225	$20,808

Following is a reconciliation of the statutory federal income tax rate with the effective income tax rate resulting in the provision for income taxes appearing on the consolidated statement of income:

	2006	2005	2004
Statutory Federal income tax rate	35.0%	35.0%	35.0%
Decrease resulting from —			
Dividends received deduction	(1.1)	(0.9)	(3.3)
State income taxes, less Federal tax benefit	(0.2)	(0.1)	(0.9)
Other differences, net	(0.7)	(1.6)	(0.3)
Effective income tax provision rate	33.0%	32.4%	30.5%

Wesco and its subsidiaries join in the filing of consolidated Federal income tax returns of Berkshire Hathaway Inc. The consolidated Federal tax liability is apportioned among group members pursuant to methods that result in each member of the group paying or receiving an amount that approximates the increase or decrease in consolidated taxes attributable to that member. Consolidated Federal income tax returns have been examined by and settled with the Internal Revenue Service through 1998. Tax returns for the years 1999 through 2004 are under examination.

Note 9. Consolidated Statement of Cash Flows

CORT's furniture rental business encompasses the rental of furniture and the sale of previously rented furniture. Inasmuch as the average useful life of rental furniture approximates three years, after which it is sold, rental furniture is considered a "productive asset" rather than "inventory." Accordingly, as required by Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows," purchases of rental furniture are included in investing activities on the accompanying consolidated statement of cash flows. Furniture sales result not only in the recognition of revenues, but also in the recognition of the cost of sales equal to the net book value of the furniture sold, in the period in which the sale occurs, essentially akin to the relief from inventory of the cost of the goods sold in a retail business. In financial statements issued for years prior to 2005, proceeds from the sales of rental furniture, less gross profit included in net income, were included in operating activities on the consolidated statement of cash flows.

In consideration of issues raised by the staff of the Securities and Exchange Commission in 2005, the Company determined that it is appropriate that the purchases and sales of furniture be disclosed consistently within the consolidated statement of cash flows. Accordingly, effective for years beginning with 2005, proceeds from sales of rental furniture have been included in cash flows from investing activities. Figures appearing in the accompanying consolidated statement of cash flows for the year ended December 31, 2004 have been reclassified to conform with the revised presentation.

Dollar amounts in thousands except for amounts per share

The following table shows the effects of these reclassifications on data presented for 2004.

Net cash flows from operating activities as previously reported	$123,465
Reclassification	(67,772)
Revised net cash flows from operating activities	$ 55,693
Net cash flows from investing activities as previously reported	$(21,488)
Reclassification	67,772
Revised net cash flows from investing activities	$ 46,284

Note 10. Environmental Matters and Litigation

Federal and state environmental agencies have made claims relating to alleged contamination of soil and groundwater with trichloroethylene and perchloroethylene against Precision Brand Products ("PBP"), whose results, like those of its parent, Precision Steel, are included in Wesco's industrial segment, and various other businesses situated in an industrial park in Downers Grove, Illinois. PBP, along with the other businesses, has been negotiating remedial actions with various governmental entities. In addition, PBP, Precision Steel, and other parties have been named in several civil lawsuits, including lawsuits by and on behalf of area residents, relating to this matter.

To date, PBP has recorded provisions aggregating $2,863 ($1,718, after taxes), representing the estimated share of its costs of remediation agreed to with governmental entities and other parties, and related expenses, as well as estimated costs and expenses associated with matters discussed below. Several of PBP's and Precision Steel's insurers have undertaken the cost of their defense and have agreed to indemnify them within the policy limits in connection with the matters, but have reserved their rights retroactively to decline coverage and receive reimbursement of amounts paid. To date, PBP has recovered $724 ($434, after taxes) from its insurers for fees and costs it had advanced before the insurers agreed to undertake PBP's defense in certain of the matters.

PBP, Precision Steel, and other parties have been named in several civil lawsuits brought by and on behalf of area residents relating to this alleged contamination. Muniz v. Precision Brand Products, Inc., et al., filed in April 2004 in the U.S. District Court for the Northern District of Illinois (the "Court"), is a class action alleging that PBP and the other defendants caused diminution in property values of nearby homes and put the residents at an increased risk of contracting cancer. The Court granted the plaintiffs' motion to certify the class on liability issues, but not on damages. Late in 2006, the plaintiffs agreed, in arbitration, to a group settlement aggregating $15,750, following which each of the thirteen plaintiffs, including PBP, deposited $1,211 into an escrow account. After approval of the agreement by the Court, the funds were released to the plaintiffs. The defendants have begun the process of mediating the reallocation of each party's $1,211 payment based on their relative responsibilities for the contamination. If mediation is not successful, the reallocation would be determined by binding arbitration. Although PBP's and Precision Steel's insurers undertook their defense of this matter, PBP and Precision are involved in negotiations with the insurers as to amounts ultimately to be collected from them. Inasmuch as the ultimate financial responsibility of each defendant has not yet been determined, and negotiations with the insurance companies have not yet been concluded, it is difficult to estimate the ultimate cost, including the impact of insurance proceeds, that will be borne by PBP and Precision Steel, and thus reflected ultimately in Wesco's consolidated financial statements. Nevertheless, in the second quarter of 2006, a provision of $750 ($450, after income tax benefit) was recorded, reflecting an estimate of the cost expected ultimately to be borne by PBP, Precision Steel, and, thus Wesco, in settling this matter.

In Bendik v. Precision Brand Products, Inc. and Precision Steel Warehouse, Inc., filed in May 2003 in the Circuit Court of Cook County, Illinois, the plaintiff claims that her exposure to contaminants

Dollar amounts in thousands except for amounts per share

allegedly released by PBP and Precision caused her to contract cancer. The plaintiff seeks unspecified compensatory and punitive damages. PBP and Precision have filed third party actions against a number of other companies who were or are located in the industrial park. Because settlement mediation and independent discussions have been unsuccessful, PBP has taken samples of soils and groundwater, and has begun the analyses which will provide information as to the extent to which contamination from the industrial park may have migrated to the pumping wells that served the plaintiff's home. The plaintiff's experts have been deposed and plaintiff plans to commence depositions of the defense side experts shortly. PBP is negotiating coverage matters with its insurers. Pote vs. Precision Brand Products, Inc. and Precision Steel Warehouse, Inc., filed in December 2004 in the same court as the Bendik matter, is a wrongful death action brought by the Estate of Ralph Pote pending against PBP and Precision Steel and other companies who were or are located in the industrial park, alleging that the defendants released contaminants into the soil and groundwater and that exposure to such contaminants was ultimately responsible for the death of Mr. Pote. As a result of mediation, the case was recently settled, and it is anticipated that PBP and Precision Steel's share of the settlement will be paid by their insurers. A third party defendant who had named Wesco as a cross-defendant in the Bendik and Muniz lawsuits, has dropped Wesco as a defendant in these matters.

Management anticipates that additional provisions with respect to such remediation and related legal matters may be required in the future, and expects that the insurers will continue to provide defenses and reimbursement of some of the costs previously recorded. However, as of December 31, 2006, it was not possible to reasonably estimate the amount, if any, of additional loss or a range of losses that may be required in connection with these matters, or any related benefit from insurance indemnification. Although it is not expected that the ultimate impact of such future costs will be material in relation to Wesco's shareholders' equity, the effect on industrial segment and consolidated net income in any given period could be material.

Note 11. Quarterly Financial Information

Unaudited quarterly consolidated financial information for 2006 and 2005 follows:

	Quarter Ended				
	March 31,	June 30,	September 30,	December 31,	Total For Year
2006					
Revenues	$153,550	$151,248	$157,953	$142,976	$605,727
Net income	$ 23,415	$ 23,747	$ 23,513	$ 21,358	$ 92,033
Per capital share	3.29	3.33	3.31	3.00	12.93
2005					
Revenues	$133,550	$139,033	$143,700	$472,007	$888,290
Net income	$ 18,427	$ 19,180	$ 17,866	$239,106	$294,579
Per capital share	2.59	2.69	2.51	33.58	41.37
Realized net investment gains —					
2006					
None					
2005					
Before taxes* (included in revenues)	$ —	$ 774	$ —	$332,467	$333,241
After taxes* (included in net income)	—	503	—	216,103	216,606

* See Note 2.

Note 12. Business Segment Data

Wesco's reportable business segments are organized in a manner that reflects how management views those business activities. The financial information that follows shows data of reportable segments reconciled as needed to amounts reflected in the Consolidated Financial Statements.

The insurance segment includes the accounts of Wes-FIC and its subsidiary, KBS. Wes-FIC is engaged in the property and casualty insurance and reinsurance business. For the past three years its reinsurance business has consisted of participation with the Berkshire Insurance Group in several pools of aviation-related risks, and, in 2004, in the reinsurance of a portion of the risks of a large, unaffiliated property and casualty insurer, in a contract entered into in 2000 and commuted (terminated) in the fourth quarter of 2004. The figures relating to these reinsurance transactions, as well as to liabilities and reserve development in connection with these and other transactions with the Berkshire Insurance Group, are shown on the accompanying consolidated financial statements as affiliated business.

Wes-FIC has also participated through the Berkshire Insurance Group in several contracts for super-catastrophe reinsurance covering hurricane risks in Florida and catastrophic excess-of-loss risks of a major international reinsurer, in prior years. Because Wesco's board of directors desires that Wesco participate in insurance and reinsurance activities in which the Berkshire Insurance Group also participates, it has approved Wes-FIC's automatic acceptance of retrocessions of super-catastrophe reinsurance provided that the following guidelines are met: (1) in order not to delay the acceptance process, the retrocession is to be accepted without delay in writing in Nebraska by agents of Wes-FIC who are salaried employees of the Berkshire Insurance Group; (2) any ceding commission received

Dollar amounts in thousands except for amounts per share

by the Berkshire Insurance Group cannot exceed 3% of premiums; (3) Wes-FIC is to assume 20% or less of the total risk; (4) the Berkshire Insurance Group must retain at least 80% of the identical risk; and (5) the aggregate premiums from this type of business in any twelve-month period cannot exceed 10% of Wes-FIC's net worth.

KBS provides specialized insurance coverage mainly to small- and medium-sized banks in the Midwestern United States. In addition to generating insurance premiums, Wesco's insurance segment derives dividend and interest income from the investment of float (premiums received before payment of related claims and expenses) as well as earnings retained and reinvested.

Payments of dividends by insurance subsidiaries are restricted by insurance statutes and regulations. Without prior regulatory approval, insurance subsidiaries may pay up to approximately $247,332 as ordinary dividends during 2007.

Combined shareholders' equity of Wes-FIC and KBS determined pursuant to statutory accounting rules ("statutory surplus") was approximately $2,344,000 at December 31, 2006 and $2,193,000 at December 31, 2005. Statutory surplus differs from the corresponding amount determined on the basis of GAAP. The major differences between statutory basis accounting and GAAP are that deferred policy acquisition costs, unrealized gains and losses on investments in securities with fixed maturities and related deferred income taxes are recognized under GAAP but not for statutory reporting purposes. In addition, statutory accounting for goodwill of acquired businesses requires amortization of goodwill over 10 years, whereas under GAAP, goodwill is subject to periodic tests for impairment.

The furniture rental segment includes the operating accounts of CORT. CORT is a national provider of rental furniture, accessories and related services in the "rent-to-rent" segment of the furniture industry. It rents high-quality furniture to corporate and individual customers who desire flexibility in meeting their temporary office, residential or trade show furnishing needs and who typically do not seek to own such furniture. In addition, CORT sells previously rented furniture through company-owned clearance centers.

The industrial segment includes the operating accounts of Precision Steel and its subsidiaries. The Precision Steel group operates two service centers, which buy steel and other metals in the form of sheets or strips, cut these to order and sell them directly to a wide variety of industrial customers throughout the United States. The Precision Steel group also manufactures shim stock and other toolroom specialty items and sells them, along with hose clamps and threaded rod, nationwide, generally through distributors.

Wesco's consolidated realized net investment gains, most of which have resulted from sales of investments held by its insurance subsidiaries, and goodwill of acquired businesses, are shown separately as nonsegment items, consistent with the way Wesco's management evaluates the performance of its operating segments. Other items considered unrelated to Wesco's three business segments include principally (1) investments other than those held by Wes-FIC and KBS, together with related dividend and interest income, (2) commercial real estate, together with related revenues and expenses, (3) residential real estate development, and (4) the assets, revenues and expenses of the parent company.

Dollar amounts in thousands except for amounts per share

	2006	2005	2004
Insurance segment:			
Premiums earned	$ 54,149	$ 49,482	$ 54,589
Dividend and interest income	83,441	55,889	36,058
Income taxes	27,693	19,590	17,605
Net income	63,692	50,866	40,920
Depreciation and amortization other than of discounts and premiums of investments	36	61	53
Advertising expense	153	89	76
Capital expenditures	51	45	76
Assets at yearend	2,375,564	2,142,033	2,004,417
Furniture rental segment:			
Revenues	$ 400,305	$ 383,900	$ 353,994
Income taxes	16,448	9,075	2,588
Net income	26,884	20,676	5,022
Depreciation and amortization other than of discounts and premiums of investments	40,923	37,912	35,643
Advertising expense	15,392	13,177	18,245
Interest expense	2,711	1,575	799
Capital expenditures	1,988	3,972	4,091
Assets at yearend	247,484	255,767	245,777
Industrial segment:			
Sales, service and other revenues	$ 63,053	$ 61,334	$ 60,514
Income taxes	707	858	664
Net income	1,211	1,198	1,094
Depreciation and amortization	448	448	426
Advertising expense	195	249	188
Capital expenditures	583	409	314
Assets at yearend	17,100	16,394	16,949
Goodwill of acquired businesses (included in assets)	$ 266,607	$ 266,607	$ 266,607
Realized investment gains:			
Before taxes (included in revenues)	$ —	$ 333,241	$ —
After taxes (included in net income)	—	216,606	—
Other items unrelated to business segments:			
Dividend and interest income	$ 1,063	$ 903	$ 786
Other revenues	3,716	3,541	3,372
Income taxes	385	(4,933)	(49)
Net income	246	5,233	391
Depreciation and amortization	291	466	350
Capital expenditures	83	606	288
Assets at yearend	63,550	47,710	37,785
Consolidated revenues (total of those set forth above)	$ 605,727	$ 888,290	$ 509,313
Consolidated assets (total of those set forth above)	$2,970,305	$2,728,511	$2,571,535

Dollar amounts in thousands except for amounts per share

WESCO FINANCIAL CORPORATION
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT

BALANCE SHEET
(Dollar amounts in thousands)

	December 31, 2006	December 31, 2005
Assets:		
Cash and cash equivalents	$ 19	$ 28
Income taxes recoverable	547	541
Investment in subsidiaries, at cost plus equity in subsidiaries' undistributed earnings and unrealized appreciation	2,554,713	2,369,891
	$2,555,279	$2,370,460
Liabilities and shareholders' equity:		
Advances from subsidiaries	$ 154,821	$ 139,987
Other liabilities	120	41
Total liabilities	154,941	140,028
Shareholders' equity (see consolidated balance sheet and statement of changes in shareholders' equity)	2,400,338	2,230,432
	$2,555,279	$2,370,460

STATEMENT OF INCOME
(Dollar amounts in thousands)

	Year Ended December 31, 2006	2005	2004
Revenues	$ —	$ —	$ —
Expenses:			
Intercompany interest	6,006	3,779	1,953
General and administrative	950	1,015	862
	6,956	4,794	2,815
Loss before items shown below	(6,956)	(4,794)	(2,815)
Income taxes	(2,434)	(5,277)	(985)
Equity in undistributed earnings of subsidiaries	96,555	294,096	49,257
Net income	$92,033	$294,579	$47,427

See notes to consolidated financial statements.

WESCO FINANCIAL CORPORATION
SCHEDULE I — CONDENSED FINANCIAL INFORMATION OF REGISTRANT (Continued)

STATEMENT OF CASH FLOWS
(Dollar amounts in thousands)

	Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$92,033	$294,579	$47,427
Adjustments to reconcile net income with cash flows from operating activities —			
Decrease in income taxes payable currently	(6)	(583)	(226)
Equity in undistributed earnings of subsidiaries	(96,555)	(294,096)	(49,257)
Other, net	80	(2,551)	73
Net cash flows from operating activities	(4,448)	(2,651)	(1,983)
Cash flows from financing activities:			
Advances from subsidiaries, net	14,834	12,764	11,803
Payment of cash dividends	(10,395)	(10,110)	(9,822)
Net cash flows from financing activities	4,439	2,654	1,981
Increase (decrease) in cash and cash equivalents	(9)	3	(2)
Cash and cash equivalents — beginning of year	28	25	27
Cash and cash equivalents — end of year	$ 19	$ 28	$ 25

See notes to consolidated financial statements.

Wesco Stock Performance Graph

The following graph compares the value at each subsequent yearend of $100 invested in Wesco capital stock on December 31, 2001 with identical investments in the Standard and Poor's ("S&P") 500 Stock Index and the S&P Property-Casualty Insurance Index, assuming reinvestment of dividends.

Comparison of Five Year Cumulative Return*



$200
$150
$100
$50
$0
Dec01
Dec02
Dec03
Dec04
Dec05
Dec06
WESCO FINANCIAL CORPORATION
S&P 500 PROPERTY & CASUALTY INSURANCE
S&P 500 INDEX

* *It would be difficult to develop a peer group of companies similar to Wesco. The Company owns subsidiaries engaged in a number of diverse business activities of which the most important is the property and casualty insurance business and, accordingly, management has used the Standard and Poor's Property-Casualty Insurance Index for comparative purposes.*

END

WESCO FINANCIAL CORPORATION
301 East Colorado Boulevard, Suite 300, Pasadena, California 91101-1901
(626) 585-6700